9/25

02055024

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paul Y. ITC Construction Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

FILE NO. 82- 4217 FISCAL YEAR 3-31-02

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/25/02

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

Incorporated in Bermuda with limited liability

Annual Report 2002


EXIT
Best Western















Contents

Turnover (HK$'billion)


98
99
00
01
02
11.5
12.1
11.4
11.1
8.8

Total Assets (HK$'billion)


98
99
00
01
02
12.2
12.1
10.9
6.2
6.2

Gearing Ratio


98
99
00
01
02
1.56
1.49
1.09
0.41
0.43

	2002 HK$'million	2001 HK$'million	Percentage change
Turnover			
Company and subsidiaries	**5,343.8**	10,803.3	- 51%
Share of associates and jointly controlled entities	**3,466.0**	278.4	+1145%
	8,809.8	11,081.7	- 21%
Earnings (loss) before interest and taxation			
Company and subsidiaries	**19.4**	34.4	- 44%
Loss on disposal and dilution of interests in subsidiaries and associates	**(6.7)**	(289.2)	- 98%
Share of associates and jointly controlled entities	**112.5**	15.3	+ 635%
Total earnings (loss) before interest and taxation (EBIT)	**125.2**	(239.5)	+ 152%
Interest income	**38.3**	138.0	- 72%
Finance costs	**(38.3)**	(211.6)	- 82%
Profit (loss) before taxation	**125.2**	(313.1)	+ 140%
Taxation	**(47.9)**	(50.0)	- 4%
Profit (loss) after taxation	**77.3**	(363.1)	+ 121%
Minority interests	**(6.6)**	(91.3)	- 93%
Profit (loss) attributable to shareholders	**70.7**	(454.4)	+ 116%

Shares outstanding (million)	**1,037**	992	+ 5%
Net asset value per share (HK$)	**2.9**	2.9	0%
Earnings (loss) per share (HK$)	**0.071**	(0.463)	+ 115%
Dividend per share (HK$)	**0.02**	0.02	0%

Total assets	**6,193.0**	6,176.9	0%
Quick assets	**2,403.2**	2,340.8	+ 3%
Net current assets	**467.5**	386.8	+ 21%
Shareholders' funds	**2,995.0**	2,834.9	+ 6%

Current ratio	**1.20**	1.15	+ 4%
Quick ratio	**1.04**	0.94	+ 11%
Gearing ratio	**0.43**	0.41	+ 5%
Long term debt/equity ratio	**0.28**	0.28	0%

Turnover by Activity

	2002 HK$'million	2001 HK$'million	Percentage change
Building construction	**3,172.7**	4,356.6	- 27%
Civil engineering	**1,671.4**	1,803.2	- 7%
Specialist works	**586.9**	755.1	- 22%
Construction materials	**29.3**	52.7	- 44%
Engineering & infrastructure	**3,064.5**	3,998.4	- 23%
Hotel & catering	**68.6**	5.0	+ 1272%
Property leasing & sales	**216.4**	110.7	+ 95%
Total	**8,809.8**	11,081.7	- 21%

Turnover by Activity


Building construction 36.0%
Civil engineering 19.0%
Specialist works 6.7%
Construction materials 0.3%
Engineering & infrastructure 34.8%
Hotel & catering 0.8%
Property leasing & sales 2.4%

EBIT by Activity

	2002 HK$'million	2001 HK$'million	Percentage change
Building construction	**11.1**	218.1	- 95%
Civil engineering	**28.5**	(224.5)	+ 113%
Specialist works	**(25.1)**	0.4	- 6375%
Construction materials	**(18.9)**	(16.5)	- 15%
Engineering & infrastructure	**110.0**	185.2	- 41%
Hotel & catering	**(13.6)**	(14.2)	+ 4%
Property leasing & sales	**50.3**	57.9	- 13%
Investments*	**(10.4)**	(156.7)	+ 93%
Total	**131.9**	49.7	+ 165%

* exclude loss on disposal and dilution of interests in subsidiaries and associates

Turnover by Location

	2002 HK$'million	2001 HK$'million	Percentage change
Hong Kong	**5,660.0**	6,511.6	- 13%
Mainland China	**85.3**	27.6	+ 209%
South East Asia & Australasia	**3,064.5**	4,542.5	- 33%
Total	**8,809.8**	11,081.7	- 21%

Turnover by Location


Hong Kong 64.2%
Mainland China 1.0%
South East Asia & Australasia 34.8%

EBIT by Location

	2002 HK$'million	2001 HK$'million	Percentage change
Hong Kong	**27.7**	(143.1)	+ 119%
Mainland China	**(5.8)**	(19.2)	+ 70%
South East Asia & Australasia	**110.0**	212.0	- 48%
Total	**131.9**	49.7	+ 165%

BOARD OF DIRECTORS

Charles K K Chan *(Chairman)*
Tom K Y Lau *(Deputy Chairman)*
F Y Chan *(Managing Director)*
Rosanna M W Chau
H K Cheung
Vincent T K Cheung
Ernest S K Kwok

SECRETARY

Joanna C H Mui

SOLICITORS

Herbert Smith *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

ABSA Asia Limited
Bank of China (Hong Kong) Limited
BNP Paribas
CEF Capital Limited
CITIC Ka Wah Bank Limited
International Bank of Asia Limited
The Hongkong and Shanghai Banking Corporation Limited
Wing Hang Bank, Limited

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel : (852) 2831 8338
Fax : (852) 2833 1030

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Secretaries Limited
5/F, Wing On Centre
111 Connaught Road Central
Hong Kong

WEBSITE

http://www.pyitc.com

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK
ADR Level 1 Programme	PYCHY

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2002.

2. To declare the final dividend for the year ended 31st March, 2002.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. To transact any other ordinary business of the Company.

By Order of the Board

Mui Ching Hung, Joanna
Secretary

Hong Kong, 18th July, 2002

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Wednesday, 2nd October, 2002 to Friday, 4th October, 2002, both dates inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by 4:00 p.m. on Monday, 30th September, 2002.

4. The register of warrantholders of the Company will be closed from Wednesday, 2nd October, 2002 to Friday, 4th October, 2002, both dates inclusive, during which period no transfers of warrants shall be effected. Holders of the Company's warrants who wish to exercise their subscription rights to subscribe for shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the subscription forms, duly completed and signed, and the requisite subscription monies with the Company's share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by 4:00 p.m. on Monday, 30th September, 2002.

I have pleasure to present to shareholders the annual report of the Group for the year ended 31st March, 2002.

REVIEW

Financial Performance and Positions

For the fiscal year ended 31st March, 2002, the Group's consolidated turnover decreased by 51% to approximately HK$5,344 million when compared with that of last year. The decline is mainly due to the exclusion of the turnover of Downer, which is no longer consolidated in the accounts of the Group. Excluding the turnover of Downer for the corresponding period last year, reduction in turnover would be narrowed down to approximately 15% mainly due to the decrease in construction work in the building sector.

The Group's profit from operations decreased by 90% to approximately HK$18 million. Such decrease was mainly due to the exclusion of Downer's contribution from operating profits, which is now reflected as share of results of associates. For the same reason and coupled with the lower borrowing costs, finance costs dropped substantially by 82% to HK$38 million. Net investment income of about HK$40 million comprised mainly interest income, net write-back of impairment loss of the Group's interests in properties net of loss on securities trading. Share of results of associates registered a profit of about HK$104 million which was mainly attributable to the contribution from Downer. Profit for the year was HK$71 million and basic earnings per share was 7.1 cents.

Special attention is being drawn to the fact that since Downer ceased to be a subsidiary in mid February 2001 and given that Downer is separately and independently listed on the Australian Stock Exchange, the Group's results for this year refer only to those publicly available information published by Downer. As such, only nine months results of Downer ended 31st December, 2001 have been accounted for in the Group's results for this year.

In addition, in order to provide a closer comparative basis between the Group's results for this year and those for last financial year, the following proforma comparison has been prepared for reference. Such proforma income statement was prepared on the basis as if Downer was equity accounted for and reflected as a share of results of associates for the year ended 31st March, 2001.

When compared with the Group's financial position as at last year end, the total assets of the Group shown no material change and stood at HK$6,193 million while net current assets increased by 21% to some HK$468 million. Current assets have been maintained at 1.2 times of current liabilities. The net debt to equity ratio increased slightly by 0.03 to 0.23 times at this year end.

PROFORMA INCOME STATEMENT

	31/3/2002 HK$'000	31/3/2001 HK$'000
Turnover	**5,343,810**	6,272,345
Cost of sales	**(5,174,038)**	(6,149,942)
Gross profit	**169,772**	122,403
Other revenue	**23,829**	14,297
Administrative expenses	**(175,413)**	(222,997)
Other operating expenses	**-**	(1,933)
Profit (loss) from operations	**18,188**	(88,230)
Finance costs	**(38,301)**	(95,405)
Investment income (expenses) - net	**39,584**	(44,562)
Loss on disposal and dilution of interests in subsidiaries and associates	**(6,688)**	(289,190)
Share of results of associates	**103,901**	87,817
Share of results of jointly controlled entities	**8,559**	293
Profit (loss) before taxation	**125,243**	(429,277)
Taxation	**(47,935)**	(41,348)
Profit (loss) before minority interests	**77,308**	(470,625)
Minority interests	**(6,605)**	16,185
Profit (loss) for the year	**70,703**	(454,440)

As a result of the release of translation reserve amounting to some HK$101 million due to the appreciation of the Australian dollars in relation to and the dilution of the Group's interest in Downer, dividends paid of HK$11 million and the profit of HK$71 million during this year, shareholders' funds increased by 6% to HK$2,995 million which represents HK$2.9 per share.

Net cash inflow from operations was about HK$6 million and outflow of HK$73 million in respect of investing, financing and other activities, resulting in a net decrease in cash of about HK$67 million for the year. Operating cash flow per share was 0.6 cents. Cash on hand at year end was HK$602 million.

OPERATIONS

Contracting and Construction Materials

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$5,261 million, which comprised some HK$3,305 million of building construction contracts, some HK$853 million of civil engineering contracts and some HK$1,103 million of specialist works. When compared with last financial year end, contracts on hand and the value of work remaining at this year end increased by 29% to approximately HK$14,599 million and 12% to approximately HK$6,055 million respectively.

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,295 million, which comprised some HK$1,241 million of building construction contracts and some HK$54 million of specialist works.

In general, contracts in Hong Kong progressed well. Turnover of building construction recorded a 20% drop to HK$3,117 million which reflected the substantial decrease in public housing works. The civil engineering and specialist segments also recorded 8% and 22% turnover drops to HK$1,329 million and HK$587 million respectively. Despite highly competitive market conditions, the Group managed to improve the margin by implementing various cost control measures. Both building construction and civil engineering work delivered positive contributions to the operating margin while specialist works suffered a loss due to severe market competition.

The construction materials division suffered losses due to a 50% reduction in its turnover which was caused by a shrinking public housing market.

Contracts On Hand as at 31st March, 2002


Value of contracts on hand
HK$14,599 million
Value of work remaining
HK$6,055 million
79.9%
Building construction
77.4%
13.3%
Civil engineering
8.8%
6.8%
Specialist works
13.8%


Site formation for Lamma Power Station Extension


Tiu Keng Leng Station & Tunnels

Some of the major contracts are as follows:

	Value of contracts on hand as at 31/3/2002 HK$'million	Value of work remaining as at 31/3/2002 HK$'million
Cheung Kong Center, Central	2,890	187
Cyberport Residential Development (Contract R1a & R1b)	2,558	2,558
Cyberport Commercial Development (Contract C1)	1,131	275
The Victoria Towers, Tsim Sha Tsui	951	395
Harbourfront Landmark, Hung Hom	800	84
Lei Yue Mun Estate, Phase 1	796	269
Site Formation for Lamma Power Station Extension	724	334
Tiu Keng Leng Station & Tunnels (MTRC Contract 602)*	709	23
Tseung Kwan O Area 73A Phase 3	490	402
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	232	232
Others	3,318	1,296
Total	14,599	6,055

*70% joint venture



Harbourfront Landmark



Tamar 275kv substation

Property, Hotel and Catering Operations

Total value of the property portfolio, excluding those self-occupied properties, amounted to some HK$1,289 million as at the year end, equivalent to 21% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarters in Kwun Tong, Best Western Rosedale on the Park in Causeway Bay, In-Zone, a shopping arcade in Wanchai, and certain investment properties in Mainland China.

Although the overall rental rates of the investment properties had been reduced, the occupancy rate was maintained at the satisfactory level of around 91% at the year end. In-Zone has been 52% let at the year end. Sales of properties delivered a satisfactory contribution of HK$28 million to the operating margin with only a few residential flats of Cathay Lodge remained for sale which were all sold subsequent to year end. Though hotel and catering business was severely affected by the stagnant economy and the 911 Crisis and recorded a negative margin, there is a gradual recovery in 2002.



Galaxy Room at Rosedale on the Park

MAJOR ASSOCIATE – DOWNER

Downer reported a revenue of A$1,624 million (HK$6,729 million) and A$1,242 million (HK$5,146 million) and a net profit after tax of A$46 million (HK$189 million) and A$20 million (HK$84 million) for the year ended 30th June, 2001 and six months ended 31st December, 2001 respectively. As at this year end, the Group held 352,727,322 shares in Downer which is equivalent to about 36.86% of the then issued ordinary share capital or about 33.49% on a fully diluted basis.

Downer is a preferred supplier of engineering and infrastructure management services to the rail, public and private road, telecommunications, power, and mining and resource sectors in Australia, New Zealand and Asia.

Downer, a top 150 listed company on the Australian Stock Exchange, has total assets of A$1.7 billion, 11,000 employees and an annual turnover of over A$2.5 billion.

Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

Downer's divisions are: EDI Rail (rail division), Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC HOLDINGS LIMITED ("CHINA STRATEGIC")

The 17.45% equity interest in China Strategic, a diversified investment holding and property group with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), continues to be a long-term strategic investment of the Group. It is expected that the Group will benefit not only from the investment in but also the business networking capabilities of China Strategic in Mainland China.

Pursuant to a share placement of China Strategic completed after the balance sheet date, the Group's equity interest in China Strategic is diluted to 14.55%.



Millennium Train manufacture and maintenance



Telecommunication tower installation and maintenance



Mt. Piper Power Station electrical contracting and maintenance



Mining work at the Ulan Coal Mine

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. During the year, the Group obtained new bank loans in the amount of HK$889 million. The loans bear interest at market rates and are with terms of repayment ranging from one year to eight years. The proceeds were used for general working capital purposes and to refinance the repayment of the convertible note. As at 31st March, 2002, the Group's total borrowings amounted to HK$1,296 million with HK$468 million repayable within one year and HK$828 million repayable after one year. Cash balances at 31st March, 2002 amounted to HK$602 million.



Roadwork Maintenance



Drilling work by Century Resources

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio increased slightly from 0.41 at last year end to 0.43 which is calculated based on the total borrowings of HK$1,296 million and the Group's shareholders' funds of HK$2,995 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2002, the Group employed a total of approximately 1,780 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2002, certain of the Group's properties and debtors with an aggregate value of approximately HK$1,554 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates and a jointly controlled entity of HK$607 million and HK$93 million respectively.

SECURITIES IN ISSUE

As at 31st March, 2002, there were 1,036,744,924 shares in issue and outstanding share options over a total of 54,449,206 shares. Subscription prices remained at HK$0.6048 and HK$0.5552 for the share options over 38,349,206 shares and 16,100,000 shares respectively.

During the year, an aggregate of 44,256,532 shares were issued by way of scrip dividend while the secured convertible redeemable note of HK$450,000,000 was repaid in full. In addition, the Company granted bonus warrants to shareholders at a pro-rata basis of one warrant for every five shares then held which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of $0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 31st March, 2002.

FINAL DIVIDEND

The board of directors has resolved to recommend the payment of a final dividend of 1 cent per share for the year ended 31st March, 2002 (2001: 1 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 4th October, 2002. The final dividend is expected to be paid to shareholders by post on or around 31st October, 2002.

The board of directors has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 4th October, 2002 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon the Hong Kong Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31st March, 2002, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

OUTLOOK

In light of the continuing global economic downturn, it is expected that the local economy will also remain stagnant. Gross value of construction work in Hong Kong has been on a downward trend in the past few years. This has led to intensified competition and consequently tighter margin. Facing these difficulties, the Group continued to implement cost reduction and streamlining measures to enhance its cost competitiveness. This is evident in the 29% growth of the Group's work on hand in the past year. With its comprehensive skill base, proven track records and diversified client base, the Group is confident in securing new prospects in local construction market.

Mainland China is the Group's targeted growth market. With established track record and networking in China since the late 80's, the Group has further plans of forming alliances to take advantage of the opportunities in the Mainland arising from China's entry to World Trade Organisation and hosting of the 2008 Olympic Games. The Group will also focus on the export of Mainland based expertise, personnel and products to the international markets. To support this expansion strategy, the Group has already entered into an agreement to acquire a significant equity interest in a state-owned grade 1 construction company based in Beijing. This company operates with a large national footprint and over 40 years of successful track record. It is anticipated that permission to proceed with this acquisition will be granted by the relevant attributes in this summer. This mature and fully localised operation will enable the Group to accelerate the Group's growth plans in Mainland China.

In Australia and the South Pacific region, Downer has continued to increase its forward order book and, as the global trend towards outsourcing engineering services continues, its outlook is



Cyberport Commercial Development (Contract C1)



Tai Tao Tsuen Substation



Lei Yue Mun Estate, Phase 1

encouraging and promising. With its track record of steady earnings growth, the board of directors is confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into different geographical markets where sound business opportunities are identified, with its primary focus on the China market, and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

APPRECIATION

On behalf of the board of directors, I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th July, 2002

Chan Kwok Keung, Charles, aged 47, is the Chairman of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 22 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and is responsible for its strategic planning. Dr. Chan is the chairman of ITC Corporation Limited ("ITC"), Hanny Holdings Limited ("Hanny"), China Strategic Holdings Limited ("China Strategic"), all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and China Enterprises Limited, a company whose shares are listed on the New York Stock Exchange. ITC is a substantial shareholder of the Company as disclosed in the section headed "Substantial Shareholders" in the report of the directors. He is also an executive director of Ananda Wing On Travel (Holdings) Limited, a company whose shares are listed on the Hong Kong Stock Exchange and a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange.

Lau Ko Yuen, Tom, aged 51, is the Deputy Chairman of the Company. Mr. Lau has over 29 years' international corporate management experience in the construction industry. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is the chairman of Downer, the deputy chairman of ITC, a director of ITC Investment Holdings Limited ("ITC Investment"), Hollyfield Group Limited ("Hollyfield") and New World CyberBase Limited, a company whose shares are listed on the Hong Kong Stock Exchange, and an alternate director of China Strategic. ITC Investment and Hollyfield are substantial shareholders of the Company as disclosed in the section headed "Substantial Shareholders" in the report of the directors.

Chan Fut Yan, aged 48, is the Managing Director of the Company. Mr. Chan has over 29 years' experience in the local construction field specialising in site supervision, planning of works and progress monitoring. He joined the Group in 1987 and is responsible for its general management. Mr. Chan is the vice chairman of China Land Group Limited ("China Land"), a company whose shares are listed on the Hong Kong Stock Exchange, an executive director of ITC, and a director of ITC Investment and Hollyfield.

Chau Mei Wah, Rosanna, aged 47, is an executive director of the Company. Ms. Chau has over 22 years' experience in international corporate management and finance. She holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Group in 1991 and is responsible for its general corporate development, administration and overall finance activities. Ms. Chau is the managing director of ITC, and an executive director of Star East Holdings Limited, a company whose shares are listed on the Hong Kong Stock Exchange, China Strategic and China Land. She is also a director of ITC Investment, Hollyfield and Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange.

Cheung Hon Kit, aged 48, is an executive director of the Company. Mr. Cheung has over 24 years' experience in real estate development, property investment and corporate finance. He graduated from the University of London with a Bachelor of Arts degree. He has worked in key executive positions in various leading property companies in Hong Kong. Currently, Mr. Cheung is an executive director of ITC, the executive vice chairman of China Land and also a director of Hanny, Asean Resources Holdings Limited, Companion Building Material International Holdings Limited, Skynet (International Group) Holdings Limited, all of which are companies whose shares are listed on the Hong Kong Stock Exchange, Panva Gas Holdings Limited, Cyber On-Air Group Company Limited and Billybala Holdings Limited, all of which are companies whose shares are listed on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited ("GEM-HKSE").

Cheung Ting Kau, Vincent, aged 60, has been an independent non-executive director since 1993. Mr. Cheung is a practising solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a bachelor of laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is an executive director of Global Food Culture Group Limited, a non-executive director of Gold Peak Industries (Holdings) Limited, Techtronic Industries Company Limited, all of which are companies whose shares are listed on the Hong Kong Stock Exchange. He is also an independent non-executive director of Datronix Holdings Limited, a company whose shares are listed on the Hong Kong Stock Exchange, and Sing Pao Media Group Limited, a company whose shares are listed on the GEM-HKSE.

Kwok Shiu Keung, Ernest, aged 66, has been an independent non-executive director since 1993. Mr. Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was for more than 24 years a registered structural engineer and an authorised person (List II) under the Buildings Ordinance. Mr. Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

The directors present their annual report and the audited financial statements of the Group and the Company for the year ended 31st March, 2002.

PRINCIPAL ACTIVITIES

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities as at 31st March, 2002 are set out in note 47 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31st March, 2002 are set out in the consolidated income statement on page 25 of the annual report and in the accompanying notes to the financial statements.

An interim dividend of 1.0 cent per share amounting to HK$10,246,000 was paid to the shareholders during the year. The directors recommend the payment of a final dividend of 1.0 cent per share in scrip form with a cash option to shareholders whose names appear on the register of members on 4th October, 2002, amounting to approximately HK$10,367,000. Details of the dividends are set out in note 11 to the financial statements.

RESERVES

Details of movements in the reserves of the Group and of the Company during the year are set out in note 35 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March, 2002, the five largest customers and the single largest customer of the Group accounted for approximately 71% and 17% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

As far as the directors are aware, none of the directors, their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules"), or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital have an interest in any of the five largest customers of the Group for the year ended 31st March, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. As at 31st March, 2002, the Group's total borrowings amounted to approximately HK$1,295,849,000 with approximately HK$468,267,000 repayable within one year, approximately HK$104,101,000 repayable between one to two years, approximately HK$459,521,000 repayable between two to five years and approximately HK$263,960,000 repayable after five years. Cash, bank balances and deposits at 31st March, 2002 amounted to approximately HK$601,690,000. The Group's current ratio was 1.2 and the long term debt to equity ratio was 0.3 as at 31st March, 2002.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued on 31st March, 2002 by an independent professional valuer on an open market value basis. The resulting deficit on revaluation of the properties amounting to approximately HK$31,130,000 has been charged to the income statement.

Details of these and other movements in the investment properties of the Group during the year are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$32,248,000 on property, plant and equipment to expand and upgrade its operating capacity.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Particulars regarding major properties of the Group as at 31st March, 2002 are set out on page 85 of the annual report.

SHARE CAPITAL AND WARRANTS

A bonus issue of warrants ("2003 Warrants") was made on the basis of one 2003 Warrant for every five shares of the Company held on 8th February, 2002. Each 2003 Warrant entitles its holder to subscribe in cash at a price of HK$0.4 for one new share of the Company, at any time from the date of issue to 29th August, 2003.

Details of these and other movements in the issued share capital and the warrants of the Company during the year are set out in notes 32 and 33 to the financial statements, respectively.

SHARE OPTIONS

The Company's share option scheme (the "Scheme") was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees, and will expire on 31st August, 2003. Under the Scheme, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries, to subscribe for shares in the Company.

At 31st March, 2002, the number of shares in respect of which options had been granted and remaining outstanding under the Scheme was 54,449,206, representing 5.25% of the shares of the Company in issue at that date. The maximum number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the issued share capital of the Company from time to time.

No option may be granted to any individual under the Scheme which, if exercised in full, would result in the total number of shares of the Company already issued and issuable under all the options previously granted and to be granted to him which are for the time being subsisting and unexercised exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Scheme.

The offer of a grant of options may be accepted within 28 days from the date of offer of options, upon payment of a consideration of HK$1.00 by the grantee. In each grant of options, the directors of the Company may at their discretion determine the specific exercise period and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date of acceptance of options. The exercise price is determined by the directors of the Company, and will not be less than the higher of the nominal value of the shares of the Company, and 80% of the average closing prices of the shares of the Company on the five trading days immediately preceding the date of offer of options.

Details of the Company's outstanding share options which were all granted to the directors of the Company at beginning and end of the year were as follows:

Name of director	Date of grant	Exercise price per share HK$	Number of shares of the Company to be issued upon exercise of the share options
Chan Kwok Keung, Charles	18th December, 1998	0.6048	9,587,301
Lau Ko Yuen, Tom	18th December, 1998	0.6048	9,587,301
	17th December, 1999	0.5552	5,000,000
Chan Fut Yan	18th December, 1998	0.6048	9,587,301
	17th December, 1999	0.5552	5,000,000
Chau Mei Wah, Rosanna	18th December, 1998	0.6048	9,587,301
	17th December, 1999	0.5552	6,100,000

The outstanding options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

No share options were granted or exercised during the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors

Chan Kwok Keung, Charles	*(Chairman)*
Lau Ko Yuen, Tom	*(Deputy Chairman)*
Chan Fut Yan	*(Managing Director)*
Chau Mei Wah, Rosanna	
Cheung Hon Kit	*(appointed on 4th December, 2001)*

Non-executive directors

Cheung Ting Kau, Vincent *	
Kwok Shiu Keung, Ernest *	
Wong Kam Cheong, Stanley	*(resigned on 8th November, 2001)*
George Colin Magnus	*(resigned on 4th December, 2001)*
Fok Kin Ning, Canning	*(resigned on 7th December, 2001)*
Ip Tak Chuen, Edmond	*(resigned on 7th December, 2001 and also ceased to be alternate director to Fok Kin Ning, Canning on 7th December, 2001)*

* independent non-executive directors

In accordance with Clauses 87(1) and 87(2) of the Company's bye-laws, Mr. Cheung Ting Kau, Vincent retires by rotation, and is eligible for re-election, at the forthcoming annual general meeting.

In accordance with Clause 86(2) of the Company's bye-laws, Mr. Cheung Hon Kit retires, and is eligible for re-election, at the forthcoming annual general meeting.

The term of office of each non-executive director is the period from the date of appointment up to his retirement by rotation in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SECURITIES

As at 31st March, 2002, the interests of the directors of the Company in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules (the "Model Code") were as follows:

Name of director	Nature of interest	Number of shares of the Company held	Number of the 2003 Warrants held	Number of shares of the Company to be issued upon exercise of the share options of the Company
Chan Kwok Keung, Charles	Corporate interest *(Note)*	441,579,452	86,465,812	-
	Personal interest	-	-	9,587,301
Lau Ko Yuen, Tom	Personal interest	-	-	14,587,301
Chan Fut Yan	Personal interest	-	-	14,587,301
Chau Mei Wah, Rosanna	Personal interest	-	-	15,687,301
Cheung Hon Kit	Personal interest	400	80	-

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 441,579,452 shares in the Company and 2003 Warrants for 86,465,812 shares in the Company by virtue of his shareholding in Chinaview International Limited. Galaxyway Investments Limited, a wholly-owned subsidiary of Chinaview International Limited, owned more than one-third of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited, a wholly-owned subsidiary of ITC Investment, owned these shares and 2003 Warrants.

Save as disclosed above, as at 31st March, 2002, none of the directors of the Company had any interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section headed "Share Options" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities including debentures, of the Company or any other body corporate, and none of the directors, chief executives or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Interests of directors of the Company in competing businesses as at 31st March, 2002 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest
Chan Kwok Keung, Charles	China Strategic Holdings Limited ("China Strategic") and its subsidiaries	Property business in Hong Kong and Mainland China	As the chairman and a substantial shareholder of China Strategic
	Star East Holdings Limited ("Star East") and its subsidiaries	Property business in Hong Kong and Mainland China	As a substantial shareholder of Star East
Lau Ko Yuen, Tom	China Strategic and its subsidiaries	Property business in Hong Kong and Mainland China	As an alternate director of China Strategic
	New World CyberBase Limited ("New World CyberBase") and its subsidiaries	Property business in Hong Kong	As a director of New World CyberBase
Chan Fut Yan	China Land Group Limited ("China Land") and its subsidiaries	Property business in Hong Kong and Mainland China	As the vice chairman of China Land
Chau Mei Wah, Rosanna	China Land and its subsidiaries	Property business in Hong Kong and Mainland China	As a director of China Land
	China Strategic and its subsidiaries	Property business in Hong Kong and Mainland China	As a director of China Strategic
	Star East and its subsidiaries	Property business in Hong Kong and Mainland China	As a director of Star East
Cheung Hon Kit	China Land and its subsidiaries	Property business in Hong Kong and Mainland China	As the executive vice chairman of China Land

The changes in details of the directors' interests in competing businesses previously disclosed in the annual report of the Company for the year ended 31st March, 2001 were set out below:

1. Dr. Chan Kwok Keung, Charles retired as a director of New World CyberBase on 29th August, 2001;

2. Mr. Lau Ko Yuen, Tom resigned as a director of China Strategic on 10th July, 2001 but he remains as an alternate director of China Strategic;

3. Ms. Chau Mei Wah, Rosanna resigned as the managing director of Star East on 13th December, 2001 but she remains as a director of Star East;

4. During the year, New World CyberBase disposed of certain of its subsidiaries of which Ms. Chau Mei Wah, Rosanna is a director;

5. Mr. Cheung Hon Kit was appointed as a director of the Company on 4th December, 2001; and

6. Mr. Fok Kin Ning, Canning, Mr. Ip Tak Chuen, Edmond, Mr. George Colin Magnus and Mr. Wong Kam Cheong, Stanley resigned as directors of the Company during the year.

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any significant competition with the businesses of the Group.

Save as disclosed above, none of the directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the year, the Group entered into the following transactions with ITC and its associates:

Name of company	Nature of transactions	Amount HK$'000
Dreyer and Company Limited	Purchase of building materials and related installation works by the Group	882
	Rentals and related building management fee charged by the Group	156
ITC Management Limited	Rentals and related building management fee charged by the Group	77
Tung Fong Hung Finance (HK) Limited	Rentals and related building management fee charged by the Group	14

The above companies are associates, within the meaning of the Listing Rules, of ITC, a substantial shareholder of the Company. Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit, directors of the Company, are also directors of ITC.

The independent non-executive directors confirm that the transactions were entered into by the Group in the ordinary course of its businesses and in accordance with the terms of the agreement, if any, governing such transactions.

In addition, the Group also advanced funds to a non-wholly owned subsidiary and an associate as follows:

(a) As at 31st March, 2002, a subsidiary of the Company advanced approximately HK$27,123,000 to Hamker Concrete Products Limited ("Hamker") which is 70% owned by the Group for financing its operations. Such advance was the only financial assistance given by Hamker's shareholders to Hamker, and is unsecured, has no fixed terms of repayment and is interest free except for an amount of approximately HK$24,580,000 which bears interest at commercial rate; and

(b) As at 31st March, 2002, the Group advanced approximately HK$9,013,000 to Sino Grace Enterprises Limited ("Sino Grace") which is equally-owned by the Group and Mr. Cheung Hon Kit, a director of the Company. Such advance has been made in proportion to the Group's equity interest in Sino Grace, and is unsecured, interest free and has no fixed terms of repayment.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed under the section headed "Directors' Interests In Securities" above, the Company has not been notified of any other interests representing 10% or more in the issued share capital of the Company as at 31st March, 2002 as shown on the register of substantial shareholders maintained by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the directors of the Company.

RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in notes 5(b) and 41 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders although there are no restrictions against such rights under the laws of Bermuda.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended 31st March, 2002 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations of approximately HK$33,000.

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years. A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th July, 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 25 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18th July, 2002

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
Turnover			
The Company and subsidiaries		**5,343,810**	10,803,255
Share of associates and jointly controlled entities		**3,465,959**	278,445
		8,809,769	11,081,700
Group turnover		**5,343,810**	10,803,255
Cost of sales		**(5,174,038)**	(10,046,207)
Gross profit		**169,772**	757,048
Other revenue		**23,829**	14,297
Administrative expenses		**(175,413)**	(554,923)
Other operating expenses		**-**	(25,246)
Profit from operations	5	**18,188**	191,176
Finance costs	6	**(38,301)**	(211,650)
Investment income (expenses) - net	7	**39,584**	(18,742)
Loss on disposal and dilution of interests in subsidiaries and an associate	8	**(6,688)**	(289,190)
Share of results of associates		**103,901**	14,969
Share of results of jointly controlled entities		**8,559**	293
Profit (loss) before taxation		**125,243**	(313,144)
Taxation	10	**(47,935)**	(49,953)
Profit (loss) before minority interests		**77,308**	(363,097)
Minority interests		**(6,605)**	(91,343)
Profit (loss) for the year		**70,703**	(454,440)
Dividends	11		
Interim dividend paid		**10,246**	9,801
Final dividend proposed		**10,367**	9,925
		20,613	19,726
Earnings (loss) per share	12		
Basic		**HK$0.071**	HK$(0.463)
Diluted		**HK$0.068**	HK$(0.471)

AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
NON-CURRENT ASSETS			
Investment properties	13	**675,900**	585,130
Property, plant and equipment	14	**1,180,615**	1,200,272
Goodwill	15	**18,442**	20,747
Interests in associates	17	**848,552**	702,905
Interests in jointly controlled entities	18	**7,823**	276
Investments in securities	19	**659,029**	768,315
Other long term investments	20	**16,289**	16,226
		3,406,650	3,293,871
CURRENT ASSETS			
Properties under development held for resale		**-**	174,359
Properties held for resale		**7,692**	-
Amounts due from customers for contract works	21	**375,414**	367,784
Debtors, deposits and prepayments	22	**1,371,982**	1,441,677
Amounts due from related companies	23	**34,095**	144,534
Amounts due from associates	24	**58,007**	55,576
Unsecured loans receivable	25	**189,840**	87,487
Investments in securities	19	**141,829**	16,903
Taxation recoverable		**5,800**	4,247
Short term bank deposits		**559,437**	527,260
Bank balances and cash		**42,253**	63,180
		2,786,349	2,883,007
CURRENT LIABILITIES			
Amounts due to customers for contract works	21	**613,911**	804,685
Creditors and accrued expenses	26	**1,135,357**	1,275,854
Amounts due to related companies	23	**1,467**	1,582
Amounts due to associates	24	**4,482**	6,164
Amounts due to jointly controlled entities	24	**91,694**	13,390
Taxation payable		**3,661**	11,960
Obligations under finance leases	27	**-**	6,450
Bank borrowings - due within one year	28	**468,267**	54,341
Other loan	29	**-**	321,760
		2,318,839	2,496,186
NET CURRENT ASSETS		**467,510**	386,821
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,874,160**	3,680,692
MINORITY INTERESTS		**15,664**	15,162

AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year	28	**827,582**	338,270
Convertible note	30	**-**	450,000
Deferred taxation	31	**35,884**	42,358
		863,466	830,628
NET ASSETS		**2,995,030**	2,834,902
CAPITAL AND RESERVES			
Share capital	32	**103,675**	99,249
Reserves	35	**2,891,355**	2,735,653
SHAREHOLDERS' FUNDS		**2,995,030**	2,834,902

The financial statements on pages 25 to 83 were approved and authorised for issue by the Board of Directors on 18th July, 2002 and are signed on its behalf by:

Chan Fut Yan
Managing Director

Chau Mei Wah, Rosanna
Director

AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
NON-CURRENT ASSETS			
Interests in subsidiaries	16	**3,503,602**	4,137,333
CURRENT ASSETS			
Debtors, deposits and prepayments		**522**	914
Taxation recoverable		**-**	21
Bank balances		**179**	178
		701	1,113
CURRENT LIABILITIES			
Creditors and accrued expenses		**792**	13,133
Bank borrowings	28	**17,738**	-
		18,530	13,133
NET CURRENT LIABILITIES		**(17,829)**	(12,020)
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,485,773**	4,125,313
NON-CURRENT LIABILITY			
Convertible note	30	**-**	450,000
NET ASSETS		**3,485,773**	3,675,313
CAPITAL AND RESERVES			
Share capital	32	**103,675**	99,249
Reserves	35	**3,382,098**	3,576,064
SHAREHOLDERS' FUNDS		**3,485,773**	3,675,313

Chan Fut Yan
Managing Director

Chau Mei Wah, Rosanna
Director

Consolidated Statement of Recognised Gains and Losses

FOR THE YEAR ENDED 31ST MARCH, 2002

	2002 HK$'000	2001 HK$'000 (As restated)
Exchange differences arising from translation of overseas operations not recognised in the consolidated income statement	**79,793**	(119,529)
Profit (loss) for the year	**70,703**	(454,440)
Total recognised gains (losses)	**150,496**	(573,969)
Prior period adjustments arising from the effects of changes in accounting policies on adoption of new/revised SSAPs		
– decrease in goodwill reserve at 1st April, 2000		841,501
– decrease in accumulated profits at 1st April, 2000		(424,953)
		416,548

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	**6,105**	650,164
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		**(67,927)**	(199,468)
Dividends paid		**(11,463)**	(15,093)
Dividends paid to minority shareholders of subsidiaries		**(3,150)**	(58,095)
Interest received		**42,468**	121,276
Dividends received from associates		**31,695**	1,902
Dividend received from a jointly controlled entity		**6,000**	-
Dividends received from investments in listed securities		**-**	2,877
Dividends received from investments in unlisted securities		**-**	24
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(2,377)**	(146,577)
TAXATION			
Hong Kong Profits Tax paid		**(18,082)**	(59,113)
Overseas tax paid		**(3,339)**	(50,573)
Hong Kong Profits Tax refunded		**96**	444
NET CASH OUTFLOW FROM TAXATION		**(21,325)**	(109,242)
INVESTING ACTIVITIES			
Loans advanced		**(118,840)**	(39,500)
Additions to investment properties		**(36,900)**	-
Additions to property, plant and equipment		**(32,248)**	(381,000)
Amounts advanced to associates		**(26,338)**	(16,529)
Amounts advanced to related companies		**(25,054)**	(35,405)
Additions to other investments		**(22,694)**	(640)
Additions to short term investments		**(22,000)**	-
Amount advanced to a jointly controlled entity		**(5,000)**	-
Additions to investment securities		**(1,000)**	(322,270)
Additions to other long term investments		**(63)**	(258)
Amount repaid by a related company		**144,285**	-
Repayment of loans receivable		**40,316**	333,333
Proceeds from disposal of other investments		**8,627**	86,316
Proceeds from disposal of property, plant and equipment		**5,106**	135,922
Acquisition of subsidiaries, net of cash and cash equivalents acquired	37	**-**	(127,634)
Expenditure on properties held under development		**-**	(91,183)
Proceeds from disposal and dilution of interests in subsidiaries, net of cash and cash equivalents disposed of	38	**-**	(56,007)
Additional investments in associates		**-**	(23,340)
Proceeds from redemption of debts securities		**-**	67,001
Proceeds from disposal of investment securities		**-**	23,935
Amounts repaid by associates		**-**	19,492
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(91,803)**	(427,767)

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH OUTFLOW BEFORE FINANCING		**(109,400)**	(33,422)
FINANCING	39		
New bank loans raised		**888,882**	900,594
Repayment of convertible note		**(450,000)**	-
Repayment of other loan		**(321,760)**	-
Repayment of bank loans		**(64,179)**	(337,448)
Repayment of obligations under finance leases		**(6,450)**	(56,186)
Repayment of loans from minority shareholders		**(2,953)**	(95,100)
Amount (repaid to) advanced from a jointly controlled entity		**(890)**	13,390
Share issue expenses		**(535)**	(293)
Repurchase and redemption of convertible bonds		**-**	(1,076,451)
Contributions from minority shareholders		**-**	746
NET CASH INFLOW (OUTFLOW) FROM FINANCING		**42,115**	(650,748)
DECREASE IN CASH AND CASH EQUIVALENTS		**(67,285)**	(684,170)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		**588,216**	1,314,426
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**-**	(42,040)
CASH AND CASH EQUIVALENTS CARRIED FORWARD		**520,931**	588,216
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		**559,437**	527,260
Bank balances and cash		**42,253**	63,180
Bank borrowings with less than three months of maturity when raised		**(80,759)**	(2,224)
		520,931	588,216

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company and the activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 47.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosure reported for the current or prior years:

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment.

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effect on the results for the current or prior years and, accordingly, no prior period adjustment is required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosure have been restated in order to achieve a consistent presentation.

Segment reporting

The Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the prior year have been amended so that they are presented on a consistent basis.

Goodwill

The Group has adopted SSAP 30 "Business combinations" and has elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation and past impairment losses in respect of goodwill between the date of acquisition of the relevant subsidiary, associate or joint venture and the date of adoption of SSAP 30 have been recognised retrospectively, resulting in prior period adjustments. Following restatement, goodwill is presented as an asset in the balance sheet and is amortised over its estimated useful life. Premium arising on the acquisitions of an interest in an associate or a jointly controlled entity is dealt with in the same manner as that described for goodwill except that it is capitalised as part of the Group's interests in associates/ jointly controlled entities.

FOR THE YEAR ENDED 31ST MARCH, 2002

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

Goodwill *(Continued)*

The effect of these changes in accounting policies on goodwill reserve and accumulated profits (losses) at 1st April, 2000 is summarised below:

	THE GROUP Goodwill reserve HK$'000	THE GROUP Accumulated profits (losses) HK$'000	THE GROUP Total HK$'000	THE COMPANY Accumulated profits HK$'000
Restatement as an asset of goodwill previously written off against reserves with retrospective recognition of accumulated amortisation and past impairment losses	841,501	(466,565)	374,936	-
Exclusion of previously amortised goodwill from calculation of gain/ loss on disposal and dilution of interests in subsidiaries	-	31,811	31,811	-
Derecognition of liability for dividend proposed	-	9,801	9,801	9,801
	841,501	(424,953)	416,548	9,801

Past impairment losses of goodwill in aggregate amounting to approximately HK$258,786,000 recognised retrospectively in prior years were related to certain subsidiaries and an associate which are principally engaged in the manufacturing and trading of concrete products, building and civil engineering works, and elevators and escalators installation and maintenance in Hong Kong. Impairment losses represented the excess of the carrying amounts of the goodwill over its recoverable amount estimated by reference to the cash flows of the subsidiaries and associate discounted at the prevailing interest rates at the respective financial year ends.

The effect of these changes in accounting policies on the results for the current and prior year is summarised below:

	THE GROUP 2002 HK$'000	THE GROUP 2001 HK$'000
Amortisation of goodwill	**(2,305)**	(29,346)
Share of amortisation of goodwill of associates	**(18,723)**	-
Exclusion of previously amortised goodwill from calculation of gain/loss on disposal and dilution of interests in subsidiaries and associates	**10,447**	44,726
	(10,581)	15,380

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values based on independent professional valuations at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Property, plant and equipment

Property, plant and equipment, other than hotel properties and freehold land, are stated at cost less depreciation and amortisation and any identified impairment loss.

Hotel properties are stated at cost and no depreciation is provided on hotel properties held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repairs and maintenance and, accordingly, the directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

No amortisation is provided for freehold land. The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

FOR THE YEAR ENDED 31ST MARCH, 2002

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment *(Continued)*

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at rates ranging from 10% to $33^1/_3$% per annum.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as assets owned by the Group or over the terms of the relevant leases, whichever is shorter.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Properties held for resale and properties under development held for resale

Completed properties and properties under development held for resale are classified under current assets and are stated at the lower of cost and net realisable value. Cost comprises the acquisition cost, borrowing costs capitalised and other direct costs attributable to such properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to be incurred in marketing and selling.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised or released to income, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Convertible bonds

Convertible bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible bonds, recognised in the income statement in respect of the convertible bonds are calculated so as to produce a constant periodic rate of charge on the remaining balances of the convertible bonds for each accounting period.

The costs incurred in connection with the issue of the convertible bonds are deferred and amortised on a straight line basis over the lives of the convertible bonds from the date of issue of the bonds to their final redemption date. If any of the bonds are converted, redeemed or purchased and cancelled prior to the final redemption date, an appropriate portion of any remaining unamortised costs will be charged immediately to the income statement.

Assets held under finance leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

FOR THE YEAR ENDED 31ST MARCH, 2002

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Assets held under finance leases *(Continued)*

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, revenue generated from hotel operations, property rental and related income, and gross proceeds received and receivable from sale of property during the year.

Revenue recognition

Revenue from a fixed price construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Income from properties pre-sold prior to completion of development is recognised over the period from the execution of a binding sales agreement to the completion of development on the percentage of completion method, measured by reference to the value of work certified during the year. Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited. The excess or short fall between the sales deposits forfeited and the profits recognised up to the date of forfeiture is credited or charged to the income statement.

Revenue from hotel operations is recognised when services are rendered.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit schemes

The amount of the contributions payable in respect of the current year to the Group's defined contribution retirement benefit schemes is charged to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations which are denominated in foreign currencies are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in reserve.

FOR THE YEAR ENDED 31ST MARCH, 2002

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are organised into eight operating divisions namely building construction, civil engineering, specialist works, construction materials, engineering and infrastructure services, hotel and catering, property letting and sale of property. These divisions are the basis on which the Group reports its primary segment information.

In the opinion of the directors, the inclusion of the proportionate share of turnover of the associates and jointly controlled entities is meaningful in providing a clearer indication of the Group's activity.

Business segment information for the year ended 31st March, 2002 is presented below:

	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Hotel and catering	Property leasing	Sale of property	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER										
External sales	3,116,878	1,329,728	586,850	25,389	-	68,563	49,030	167,372	-	5,343,810
Inter-segment sales	49,240	1,564	67,173	45,765	-	-	23,679	-	(187,421)	-
	3,166,118	1,331,292	654,023	71,154	-	68,563	72,709	167,372	(187,421)	5,343,810
Share of associates and jointly controlled entities	55,862	341,737	-	3,862	3,064,498	-	-	-	-	3,465,959
Total	3,221,980	1,673,029	654,023	75,016	3,064,498	68,563	72,709	167,372	(187,421)	8,809,769
RESULT										
Segment result	7,756	19,210	(25,079)	(20,394)	-	(13,607)	21,994	28,308		18,188
Finance costs										(38,301)
Net investment income										39,584
Loss on dilution of interest in an associate										(6,688)
Share of results of associates	3,368	694	-	1,509	110,000	-	-	-		115,571
Share of results of jointly controlled entities	-	8,559	-	-	-	-	-	-		8,559
Impairment loss for interest in an associate										(11,670)
Profit before taxation										125,243
Taxation										(47,935)
Profit before minority interests										77,308
Minority interests										(6,605)
Profit for the year										70,703

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Hotel and catering HK$'000	Property leasing HK$'000	Sale of property HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET										
ASSETS										
Segment assets	1,494,521	707,593	354,230	78,857	-	675,450	717,670	9,874	-	4,038,195
Interests in associates	58,043	1,526	-	3,519	773,794	-	-	-	11,670	848,552
Interests in jointly controlled entities	-	7,823	-	-	-	-	-	-	-	7,823
Unallocated corporate assets										1,298,429
Total assets										6,192,999
LIABILITIES										
Segment liabilities	960,621	628,893	182,572	26,993	-	9,552	13,024	9,231	-	1,830,886
Unallocated corporate liabilities										1,351,419
Total liabilities										3,182,305
OTHER INFORMATION										
Capital additions	1,941	1,289	1,930	8,745	-	14,163	38,118	-	2,962	69,148
Amortisation of goodwill	2,305	-	-	-	-	-	-	-	-	2,305
Deficit arising on revaluation of investment properties	-	-	-	-	-	-	31,130	-	-	31,130
Depreciation and amortisation of property, plant and equipment	18,069	6,594	19,272	5,670	-	14,602	8,633	-	6,092	78,932
Write back of impairment losses of property interests	-	-	-	-	-	45,000	8,829	-	-	53,829
Impairment loss on unlisted investment securities	-	-	-	-	-	-	-	-	1,000	1,000
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	1,462	1,462

FOR THE YEAR ENDED 31ST MARCH, 2002

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

Business segment information for the year ended 31st March, 2001 is presented below:

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Hotel and catering HK$'000	Property leasing HK$'000	Sale of property HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER										
External sales	4,301,679	1,675,977	755,127	50,754	3,904,039	5,033	47,572	63,074	-	10,803,255
Inter-segment sales	134,884	2,663	182,209	108,375	-	-	24,765	-	(452,896)	-
	4,436,563	1,678,640	937,336	159,129	3,904,039	5,033	72,337	63,074	(452,896)	10,803,255
Share of associates and jointly controlled entities	54,918	127,190	-	1,964	94,373	-	-	-	-	278,445
Total	4,491,481	1,805,830	937,336	161,093	3,998,412	5,033	72,337	63,074	(452,896)	11,081,700
RESULT										
Segment result	216,491	(232,276)	363	(15,592)	178,467	(14,197)	23,153	34,767		191,176
Finance costs										(211,650)
Net investment expenses										(18,742)
Loss on disposal and dilution of interests in subsidiaries										(289,190)
Share of results of associates	1,586	7,518	-	(887)	6,752	-	-	-		14,969
Share of results of a jointly controlled entity	-	293	-	-	-	-	-	-		293
Loss before taxation										(313,144)
Taxation										(49,953)
Loss before minority interests										(363,097)
Minority interests										(91,343)
Loss for the year										(454,440)

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

Business segments (Continued)

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Hotel and catering HK$'000	Property leasing HK$'000	Sale of property HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET										
ASSETS										
Segment assets	1,313,816	730,677	386,604	196,786	-	625,069	662,468	239,743	-	4,155,163
Interests in associates	42,442	(1,469)	-	2,746	635,846	-	-	-	23,340	702,905
Interest in a jointly controlled entity	-	276	-	-	-	-	-	-	-	276
Unallocated corporate assets										1,318,534
Total assets										6,176,878
LIABILITIES										
Segment liabilities	1,112,939	677,835	112,471	43,932	-	78,903	15,674	42,613	-	2,084,367
Unallocated corporate liabilities										1,242,447
Total liabilities										3,326,814
OTHER INFORMATION										
Capital additions	6,298	4,529	15,210	6,525	327,512	58,731	1,772	50,429	10,379	481,385
Amortisation of goodwill	2,305	-	-	-	27,041	-	-	-	-	29,346
Deficit arising on revaluation of investment properties	-	-	-	-	-	-	13,000	-	-	13,000
Depreciation and amortisation of property, plant and equipment	22,476	5,744	18,922	5,172	278,912	2,157	8,678	-	5,514	347,575

FOR THE YEAR ENDED 31ST MARCH, 2002

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong (the "PRC"), Hong Kong, and Pacific region and South East Asia.

The following table provides an analysis of the Group's turnover and profit (loss) from operations by geographical market, irrespective of the origin of the goods/services:

	Turnover		Profit (loss) from operations	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**5,262,554**	6,329,493	**25,623**	7,098
PRC	**81,256**	25,682	**(7,435)**	(18,288)
Pacific region and South East Asia	**-**	4,448,080	**-**	202,366
	5,343,810	10,803,255	**18,188**	191,176

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**5,225,775**	5,399,101	**24,907**	148,942
PRC	**134,551**	96,065	**44,241**	4,931
Pacific region and South East Asia	**832,673**	681,712	**-**	327,512
	6,192,999	6,176,878	**69,148**	481,385

5. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of goodwill (included in administrative expenses)	**2,305**	29,346
Auditors' remuneration	**2,138**	6,503
Depreciation and amortisation of property, plant and equipment *(note (a) below)*	**78,932**	347,575
Loss on disposal of property, plant and equipment	**8,768**	2,269
Minimum lease payments under operating leases in respect of:		
Premises	**5,788**	24,140
Plant and machinery	**9,206**	84,321
Staff costs *(note (b) below)*	**137,284**	1,146,456
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$13,437,000 (2001: HK$12,871,000)	**23,925**	21,470
Plant and machinery	**1,454**	941

Notes:

	2002 HK$'000	2001 HK$'000
(a) Depreciation and amortisation of property, plant and equipment:		
Owned assets	**76,321**	320,327
Assets held under finance leases	**6,710**	31,777
	83,031	352,104
Less: Amount capitalised in respect of contracts in progress	**(4,099)**	(4,529)
	78,932	347,575

FOR THE YEAR ENDED 31ST MARCH, 2002

5. PROFIT FROM OPERATIONS *(Continued)*

Notes: (Continued)

	2002 HK$'000	2001 HK$'000
(b) Staff costs:		
Directors' remuneration:		
Fees	**90**	100
Other emoluments	**20,587**	28,501
	20,677	28,601
Other staff costs:		
Salaries and allowances	**473,714**	1,569,152
Retirement benefit scheme contributions, net of forfeited contributions of approximately HK$6,203,000 (2001: HK$3,238,000)	**9,947**	43,377
	504,338	1,641,130
Less: Amount capitalised in respect of contracts in progress	**(367,054)**	(494,674)
	137,284	1,146,456

6. FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Borrowing costs on:		
Amortisation of deferred expenditure on convertible bonds	–	4,409
Bank borrowings wholly repayable within five years	**26,703**	49,197
Bank borrowings not wholly repayable within five years	**15,793**	58,290
Convertible bonds, including amortisation of premium payable upon final redemption of the convertible bonds	–	45,467
Convertible notes	**1,275**	26,833
Obligations under finance leases	**265**	15,734
Others	**3,273**	20,922
	47,309	220,852
Less: Amount capitalised in respect of properties under development held for resale and contracts in progress	**(9,008)**	(9,202)
	38,301	211,650

7. INVESTMENT INCOME (EXPENSES) – NET

	2002 HK$'000	2001 HK$'000
Amortisation of redemption premium of debt securities	-	6,396
Deficit arising on revaluation of investment properties	(31,130)	(13,000)
Dividend income from:		
Listed securities	-	2,987
Unlisted securities	-	24
Gain (loss) on disposal of:		
Unlisted investment securities	-	21,354
Unlisted short term investments	(22,000)	-
Listed other investments	4,795	(155,771)
Impairment loss on:		
Unlisted investment securities	(1,000)	-
Listed investment securities	(1,462)	-
Interest income	38,312	137,996
Net realised and unrealised holding loss on listed other investments	(1,760)	(18,728)
Write back of impairment losses on:		
Hotel properties	45,000	-
Properties under development held for resale	8,829	-
	39,584	(18,742)

8. LOSS ON DISPOSAL AND DILUTION OF INTERESTS IN SUBSIDIARIES AND AN ASSOCIATE

	2002 HK$'000	2001 HK$'000 (As restated)
Loss on disposal and dilution of interests in subsidiaries	-	(289,190)
Loss on dilution of interest in an associate	(6,688)	-
	(6,688)	(289,190)

FOR THE YEAR ENDED 31ST MARCH, 2002

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2002 HK$'000	2001 HK$'000
Fees:		
Executive directors	43	40
Non-executive directors	47	60
	90	100
Other emoluments:		
Executive directors		
Salaries and other benefits	18,705	17,619
Discretionary bonus	-	9,000
Retirement benefit scheme contributions	882	882
Non-executive directors		
Salaries and other benefits	1,000	1,000
	20,587	28,501
	20,677	28,601

The amounts disclosed above include directors' fee of HK$20,000 (2001: HK$20,000) and other emoluments of HK$1,000,000 (2001: HK$1,000,000) paid to independent non-executive directors.

The emoluments of the directors were within the following bands:

	Number of directors	
	2002	2001
Nil to HK$1,000,000	7	6
HK$4,000,001 to HK$4,500,000	1	-
HK$4,500,001 to HK$5,000,000	2	-
HK$6,000,001 to HK$6,500,000	1	1
HK$6,500,001 to HK$7,000,000	-	1
HK$7,000,001 to HK$7,500,000	-	2

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four (2001: four) directors, details of whose emoluments are included in paragraph (a) above. Particulars of the emoluments of the remaining one (2001: one) individual are as follows:

	2002	2001
	HK$'000	HK$'000
Salaries and other benefits	**2,428**	2,492
Discretionary bonus	**-**	3,000
Retirement benefit scheme contributions	**115**	-
	2,543	5,492

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2002	2001
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current year	**7,721**	58,756
(Over)underprovision in previous years	**(638)**	30
	7,083	58,786
Overseas taxation	**4,390**	25,586
Share of tax on results of associates	**42,924**	5,278
Share of tax on results of jointly controlled entities	**12**	13
	54,409	89,663
Deferred taxation	**(6,474)**	(39,710)
	47,935	49,953

Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) of the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of deferred taxation are set out in note 31.

FOR THE YEAR ENDED 31ST MARCH, 2002

11. DIVIDENDS

	2002 HK$'000	2001 HK$'000 (As restated)
Interim dividend paid for 2002 – 1.0 cent (2001: 1.0 cent) per share	**10,246**	9,801
Final dividend proposed for 2002 – 1.0 cent (2001: 1.0 cent) per share	**10,367**	9,925
	20,613	19,726
Final dividend paid for 2001 – 1.0 cent (2000 : 1.0 cent) per share	**9,925**	9,852

Of the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, approximately HK$5,674,000 and HK$3,034,000 were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 14th July, 2001 and 17th December, 2001, respectively. The amounts were credited to the accumulated profits during the year *(note 35)*.

The amount of the final dividend proposed for the year ended 31st March, 2002, which will be in scrip form with a cash option, has been calculated by reference to the 1,036,744,924 issued shares as at the date of this report. Pursuant to the adoption of SSAP 9 (Revised), the final dividends proposed for the current and prior years after the balance sheet date are not recognised as liabilities in the financial statements.

12. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2002 HK$'000	2001 HK$'000 (As restated)
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	**70,703**	(454,440)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of subsidiaries based on dilution of their earnings per share	**-**	(7,866)
Adjustment to the share of results of an associate based on dilution of its earnings per share	**(2,892)**	-
Earnings (loss) for the purposes of diluted earnings (loss) per share	**67,811**	(462,306)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	**1,002,323,116**	981,793,807

12. EARNINGS (LOSS) PER SHARE *(Continued)*

For the year ended 31st March, 2002, the computation of diluted earnings per share does not assume the conversion of the Company's share options, warrants and secured convertible redeemable note since their exercise prices are higher than the average market price per share for the year.

For the year ended 31st March, 2001, the computation of diluted loss per share does not assume the conversion of the Company's share options, warrants, secured convertible redeemable note and convertible bonds since their exercise would result in a decrease in loss per share from continuing operations.

The adjustment to the basic and diluted loss per share for the year ended 31st March, 2001, arising from the changes in accounting policies set out in note 2 above, is as follows:

	Basic	Diluted
	HK$	HK$
Loss per share:		
As originally stated	(0.479)	(0.487)
Adjustments arising from the adoption of new/revised SSAPs	0.016	0.016
As restated	(0.463)	(0.471)

13. INVESTMENT PROPERTIES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
VALUATION		
Balance brought forward	**585,130**	598,130
Transfer from properties under development held for resale	**85,000**	-
Other addition	**36,900**	-
Deficit arising on revaluation	**(31,130)**	(13,000)
Balance carried forward	**675,900**	585,130

The Group's investment properties are held for rental purposes under operating leases. They were revalued on 31st March, 2002, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. The valuation attributable to the investment properties amounted to approximately HK$675,900,000 (2001: HK$585,130,000) and the deficit arising on revaluation of these properties amounting to approximately HK$31,130,000 (2001: HK$13,000,000) has been charged to the income statement.

FOR THE YEAR ENDED 31ST MARCH, 2002

13. INVESTMENT PROPERTIES (Continued)

The carrying amount of investment properties held by the Group as at the balance sheet date comprises the following:

	2002 HK$'000	2001 HK$'000
Long term leasehold properties in:		
Hong Kong	**85,000**	–
PRC	**3,900**	6,130
Medium term leasehold properties in:		
Hong Kong	**525,000**	539,000
PRC	**62,000**	40,000
	675,900	585,130

14. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Land and buildings	Plant and machinery	Motor vehicles and yachts	Furniture and fixtures	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP						
COST						
At 1st April, 2001	560,000	277,441	479,143	69,424	166,579	1,552,587
Additions	–	–	6,874	854	24,520	32,248
Disposals	–	–	(20,081)	(8,424)	(2,687)	(31,192)
Write back of impairment loss	45,000	–	–	–	–	45,000
At 31st March, 2002	605,000	277,441	465,936	61,854	188,412	1,598,643
DEPRECIATION AND AMORTISATION						
At 1st April, 2001	–	23,717	250,774	33,419	44,405	352,315
Provided for the year	–	5,353	44,352	6,587	26,739	83,031
Eliminated on disposals	–	–	(9,785)	(5,937)	(1,596)	(17,318)
At 31st March, 2002	–	29,070	285,341	34,069	69,548	418,028
NET BOOK VALUES						
At 31st March, 2002	605,000	248,371	180,595	27,785	118,864	1,180,615
At 31st March, 2001	560,000	253,724	228,369	36,005	122,174	1,200,272

14. PROPERTY, PLANT AND EQUIPMENT (Continued)

The net book value of hotel properties and land and buildings held by the Group as at the balance sheet date comprises the following:

	2002 HK$'000	2001 HK$'000
Long term leasehold properties in:		
Hong Kong	**605,000**	560,000
PRC	**1,680**	1,714
Medium term leasehold properties in:		
Hong Kong	**246,068**	251,369
PRC	**623**	641
	853,371	813,724

As at 31st March, 2001, the net book value of property, plant and equipment of the Group included an aggregate amount of approximately HK$35,841,000 in respect of assets held under finance leases.

As at 31st March, 2002, the directors reviewed the carrying value of the hotel properties and identified that the recoverable amount of the hotel properties, estimated by reference to the cash flows from the hotel properties discounted at the prevailing interest rates, exceeded its carrying value. Accordingly, an impairment loss of approximately HK$45,000,000 was written back to the consolidated income statement for the year.

15. GOODWILL

	THE GROUP	
	2002 HK$'000	2001 HK$'000 (As restated)
COST		
Balance brought forward	**385,531**	841,501
On acquisition of subsidiaries	-	84,862
Eliminated on disposal and dilution of interests in subsidiaries	-	(540,832)
Balance carried forward	**385,531**	385,531
AMORTISATION AND IMPAIRMENT		
Balance brought forward	**364,784**	434,754
Provided for the year	**2,305**	29,346
Eliminated on disposal and dilution of interests in subsidiaries	-	(99,316)
Balance carried forward	**367,089**	364,784
NET BOOK VALUE		
Balance carried forward	**18,442**	20,747

The amortisation period adopted for goodwill is 20 years.

FOR THE YEAR ENDED 31ST MARCH, 2002

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Unlisted shares	**212,921**	212,921
Loans to subsidiaries	**160,900**	166,500
Amounts due from subsidiaries	**3,587,249**	3,757,912
	3,961,070	4,137,333
Less: Impairment loss recognised	**(457,468)**	-
	3,503,602	4,137,333

The unlisted shares are stated at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In the opinion of the directors, the loans to subsidiaries and amounts due from subsidiaries will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries as at 31st March, 2002 are set out in note 47.

At 31st March, 2002, the directors reviewed the carrying value of the Company's interests in subsidiaries and identified that certain loss making subsidiaries are not expected to generate income from their future operations. Accordingly, impairment losses of approximately HK$457,468,000, which represent the excess of carrying value of the interests in subsidiaries over their recoverable amounts estimated by reference to the net selling prices of the underlying assets and liabilities of the subsidiaries, were recognised in the income statement for the year.

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
		(As restated)
Share of net assets:		
Listed investments overseas *(note (a) below)*	**495,691**	392,999
Unlisted investments	**10,723**	29,361
Premium on acquisition of associates *(note (b) below)*	**278,103**	242,848
	784,517	665,208
Amount due from an associate *(note (c) below)*	**64,035**	37,697
	848,552	702,905
Market value of listed investments	**1,300,600**	567,100

Notes:

(a) In February 2001, Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, became the Group's principal associate. Downer is a company listed in Australia and its financial year end date is 30th June. In the consolidated balance sheet at 31st March, 2001, the Group's interests in associates included the Group's share of net assets of Downer calculated based on the financial information made up to 31st March, 2001. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in Downer at 31st March, 2002 is calculated based on the net assets of Downer at 31st December, 2001 and the results from 1st April 2001 to 31st December, 2001.

The following details have been extracted from the published financial information of Downer, the Group's significant associate, for the six months period ended 31st December, 2001:

	HK$'000
Results for the period:	
Revenue from ordinary activities	5,145,763
Profit from ordinary activities before taxation	129,025
Profit from ordinary activities after taxation	84,285
Financial position:	
Non-current assets	3,789,308
Current assets	3,300,160
Current liabilities	(1,860,501)
Non-current liabilities	(2,393,676)
Preference share capital	(251,613)

FOR THE YEAR ENDED 31ST MARCH, 2002

17. INTERESTS IN ASSOCIATES *(Continued)*

(b) Movement of premium on acquisition of associates is analysed as follows:

	THE GROUP HK$'000
COST	
At 1st April, 2001	297,438
On acquisition of associates	100,195
Eliminated on dilution of interest	(56,664)
At 31st March, 2002	340,969
AMORTISATION	
At 1st April, 2001	54,590
Provided for the year	18,723
Eliminated on dilution of interest	(10,447)
At 31st March, 2002	62,866
NET BOOK VALUE	
At 31st March, 2002	278,103
At 31st March, 2001	242,848

The amortisation period adopted for goodwill is 20 years.

(c) The amount due from an associate is unsecured and bears interest at 1% (2001: 1%) over Hong Kong prime rate. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's principal associates as at 31st March, 2002 are set out in note 47.

The Group's share of losses of an associate amounting to approximately HK$123,735,000 (2001: HK$125,701,000) has not been accounted for by the Group as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

18. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**2,823**	276
Amount due from a jointly controlled entity	**5,000**	–
	7,823	276

The amount due from a jointly controlled entity is unsecured and interest free. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's jointly controlled entities as at 31st March, 2002 are set out in note 47.

19. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
THE GROUP						
Listed equity securities:						
in Hong Kong	**644,030**	644,030	**34,005**	16,903	**678,035**	660,933
in overseas	**22,823**	24,285	**-**	-	**22,823**	24,285
Unlisted debt securities	**-**	-	**100,000**	100,000	**100,000**	100,000
	666,853	668,315	**134,005**	116,903	**800,858**	785,218
Market value of listed securities	**64,045**	112,939	**34,005**	16,903	**98,050**	129,842
Carrying amount analysed for reporting purposes as:						
Current	**7,824**	-	**134,005**	16,903	**141,829**	16,903
Non-current	**659,029**	668,315	**-**	100,000	**659,029**	768,315
	666,853	668,315	**134,005**	116,903	**800,858**	785,218

Particulars of the equity securities held by the Group as at 31st March, 2002 disclosed in accordance with Section 129(2) of the Companies Ordinance are as follows:

Name of company	**Place of incorporation**	**Type of investment**	**Proportion of nominal value of issued share capital held by the Group**
China Strategic Holdings Limited	Hong Kong	Ordinary shares	17.45%

In the opinion of the directors, the above investments are worth at least their carrying value.

FOR THE YEAR ENDED 31ST MARCH, 2002

20. OTHER LONG TERM INVESTMENTS

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Unlisted investments, at cost:		
in Hong Kong	**15,901**	15,901
in overseas	**388**	325
	16,289	16,226

In the opinion of the directors, the above investments are worth at least their carrying value.

21. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	**31,249,672**	27,368,751
Recognised profits less recognised losses	**941,835**	867,038
	32,191,507	28,235,789
Less: Progress billings	**(32,430,004)**	(28,672,690)
	(238,497)	(436,901)
Represented by:		
Amounts due from customers for contract works	**375,414**	367,784
Amounts due to customers for contract works	**(613,911)**	(804,685)
	(238,497)	(436,901)

At 31st March, 2002, retentions held by customers for contract works included in debtors, deposits and prepayments amounted to approximately HK$544,866,000 (2001: HK$530,644,000). Advances received from customers for contract works included in creditors and accrued expenses amounted to approximately HK$7,346,000 (2001: Nil).

22. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property letting business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$640,904,000 (2001: HK$721,077,000) and their aged analysis is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within 90 days	**590,357**	636,065
More than 90 days and within 180 days	**14,520**	24,277
More than 180 days	**36,027**	60,735
	640,904	721,077

23. AMOUNTS DUE FROM (TO) RELATED COMPANIES

The balances represent amounts due from (to) the subsidiaries and associates of certain substantial shareholders of the Company. The amounts are unsecured, have no fixed terms of repayment and are interest free, except for the amount due from a related company of approximately HK$25,054,000 (2001: HK$144,285,000) which bears interest at 3% (2001: 2%) over Hong Kong prime rate.

24. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, interest free and have no fixed terms of repayment.

25. UNSECURED LOANS RECEIVABLE

The amounts are unsecured, receivable within one year and bear interest at the following rates:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
1% over Hong Kong prime rate	**144,340**	25,500
2% over Hong Kong prime rate	**40,500**	56,987
3% over Hong Kong prime rate	**5,000**	5,000
	189,840	87,487

FOR THE YEAR ENDED 31ST MARCH, 2002

26. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade payables of approximately HK$514,356,000 (2001: HK$537,037,000) and their aged analysis is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within 90 days	**492,249**	515,432
More than 90 days and within 180 days	**7,581**	9,479
More than 180 days	**14,526**	12,126
	514,356	537,037

27. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
THE GROUP				
Amounts payable under finance leases due within one year	-	6,763	-	6,450
Less: Future finance charges	-	(313)	-	-
Present value of finance leases	-	6,450	-	6,450

28. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank borrowings comprise:				
Mortgage loans	**816,328**	264,335	-	-
Bank loans	**391,725**	124,562	**10,000**	-
Trust receipt loans	**7,037**	1,490	**5,743**	-
Bank overdrafts	**80,759**	2,224	**1,995**	-
	1,295,849	392,611	**17,738**	-
Analysed as:				
Secured	**1,168,053**	388,897	-	-
Unsecured	**127,796**	3,714	**17,738**	-
	1,295,849	392,611	**17,738**	-
The bank borrowings are repayable as follows:				
Within one year or on demand	**468,267**	54,341	**17,738**	-
More than one year, but not exceeding two years	**104,101**	324,895	-	-
More than two years, but not exceeding five years	**459,521**	11,197	-	-
More than five years	**263,960**	2,178	-	-
	1,295,849	392,611	**17,738**	-
Less: Amount due within one year or on demand shown under current liabilities	**(468,267)**	(54,341)	**(17,738)**	-
Amount due after one year	**827,582**	338,270	-	-

29. OTHER LOAN

The amount represented a secured note payable bearing interest at 7.5% per annum and was fully repaid during the year.

30. CONVERTIBLE NOTE

The amount represented convertible redeemable note which was secured by a first mortgage on a hotel property of the Group, and a charge over the shares in certain subsidiaries of the Company, interest free during the period from its date of issue to 30th September, 2000 and thereafter bore interest at 6% per annum. No conversion rights were exercised and the amount was fully redeemed at par during the year.

FOR THE YEAR ENDED 31ST MARCH, 2002

31. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Balance brought forward	**42,358**	216,852	**-**	370
Translation adjustments	**-**	(35,080)	**-**	-
On disposal of subsidiaries	**-**	(99,704)	**-**	-
Credit for the year	**(6,474)**	(39,710)	**-**	(370)
Balance carried forward	**35,884**	42,358	**-**	-

At the balance sheet date, the major components of the provision for deferred taxation liability (asset) are as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Excess of tax allowances over depreciation	**28,425**	35,515	**-**	-
Prepayments claimed for taxation purposes	**4,091**	2,867	**-**	-
Different method in recognition of contract income for accounting and taxation purposes	**5,187**	16,469	**-**	-
Unutilised tax losses	**(1,819)**	(12,008)	**-**	-
Others	**-**	(485)	**-**	-
	35,884	42,358	**-**	-

31. DEFERRED TAXATION *(Continued)*

The major components of deferred taxation (charge) credit not recognised for the year are as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Tax effect of timing differences attributable to:		
Difference between tax allowances and depreciation	**(5,993)**	(4,770)
Prepayments claimed for taxation purposes	**226**	332
Different method in recognition of contract income for accounting and taxation purposes	**(3,069)**	8,750
Tax losses arising	**970**	10,291
	(7,866)	14,603

At the balance sheet date, the major components of potential deferred taxation asset (liability) not recognised in the financial statements are as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Tax effect of timing differences attributable to:		
Difference between tax allowances and depreciation	**(11,299)**	(5,306)
Prepayments claimed for taxation purposes	**(24)**	(250)
Different method in recognition of contract income for accounting and taxation purposes	**(2,155)**	914
Unutilised tax losses	**43,834**	42,864
	30,356	38,222

The net deferred taxation asset has not been recognised in the financial statements as realisation of this asset in the foreseeable future is uncertain.

The Company did not have any significant unprovided deferred taxation as at the balance sheet date.

FOR THE YEAR ENDED 31ST MARCH, 2002

32. SHARE CAPITAL

	Number of shares	Value
		HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2000, 31st March, 2001 and 31st March, 2002	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2000	980,115,103	98,011
Issue of new shares pursuant to scrip dividend scheme	12,373,289	1,238
At 31st March, 2001	992,488,392	99,249
Issue of new shares pursuant to scrip dividend scheme	44,256,532	4,426
At 31st March, 2002	1,036,744,924	103,675

Pursuant to the scrip dividend schemes which were announced by the Company on 14th July, 2001 and 17th December, 2001, the Company issued 32,113,356 and 12,143,176 new shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, respectively. The scrip shares did not rank for the final dividend for the year ended 31st March, 2001 and the interim dividend for the year ended 31st March, 2002, respectively.

33. WARRANTS

	Number of shares upon subscription	Aggregate subscription amount
		HK$'000
2003 Warrants		
Warrants at a subscription price of HK$0.40 each:		
Bonus issue of warrants during the year and balance in issue at 31st March, 2002	204,920,349	81,968

During the year, a bonus issue of 204,920,349 2003 Warrants was made to shareholders whose names appeared on the register of members on 8th February, 2002 on the basis of one warrant for every five shares of the Company then held. The 2003 Warrants conferring rights to the holders thereof to subscribe for up to HK$81,968,140 in cash for shares of HK$0.10 each in the Company at an initial subscription price of HK$0.40 per share, subject to adjustment, at any time from 1st March, 2002 up to and including 29th August, 2003.

34. SHARE OPTIONS

At 31st March, 2002, the options to subscribe for shares outstanding under the Company's share option scheme are as follows:

Date of grant	Exercise price per share	Number of shares to be issued upon exercise of the share options
	HK$	
18th December, 1998	0.6048	38,349,206
17th December, 1999	0.5552	16,100,000
		54,449,206

The above outstanding options can be exercised at any time during a period of three years commencing on the expiry of six months after the date of acceptance of the options.

No share options were granted or exercised during the year.

FOR THE YEAR ENDED 31ST MARCH, 2002

35. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	Accumulated profits (losses) HK$'000	Total HK$'000
THE GROUP							
At 1st April, 2000							
As originally stated	221,338	124,933	3,126,941	(159,048)	(841,501)	350,194	2,822,857
Prior period adjustments *(note 2)*	-	-	-	-	841,501	(424,953)	416,548
As restated	221,338	124,933	3,126,941	(159,048)	-	(74,759)	3,239,405
Exchange differences arising from translation of overseas operations	-	-	-	(119,529)	-	-	(119,529)
Issue of shares under scrip dividend scheme	(1,238)	-	-	-	-	-	(1,238)
Credit arising on scrip dividends *(note 11)*	-	-	-	-	-	4,560	4,560
Share issue expenses	(293)	-	-	-	-	-	(293)
Realised on disposal and dilution of interests in subsidiaries	-	-	-	86,841	-	-	86,841
Loss for the year	-	-	-	-	-	(454,440)	(454,440)
Dividends paid *(note 11)*	-	-	-	-	-	(19,653)	(19,653)
At 31st March, 2001	219,807	124,933	3,126,941	(191,736)	-	(544,292)	2,735,653
Exchange differences arising from translation of overseas operations	-	-	-	79,793	-	-	79,793
Issue of shares under scrip dividend scheme	(4,426)	-	-	-	-	-	(4,426)
Credit arising on scrip dividends *(note 11)*	-	-	-	-	-	8,708	8,708
Share issue expenses	(535)	-	-	-	-	-	(535)
Realised on dilution of interests in associates	-	-	-	21,630	-	-	21,630
Profit for the year	-	-	-	-	-	70,703	70,703
Dividends paid *(note 11)*	-	-	-	-	-	(20,171)	(20,171)
At 31st March, 2002	214,846	124,933	3,126,941	(90,313)	-	(485,052)	2,891,355

The accumulated losses of the Group include accumulated profits of approximately HK$42,331,000 (2001: HK$20,061,000) and HK$2,827,000 (2001: HK$280,000) retained by the associates and jointly controlled entities of the Group, respectively.

35. RESERVES *(Continued)*

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 2000					
As originally stated	221,338	3,126,941	155,846	78,026	3,582,151
Prior period adjustments *(note 2)*	–	–	–	9,801	9,801
As restated	221,338	3,126,941	155,846	87,827	3,591,952
Issue of shares under scrip dividend scheme	(1,238)	–	–	–	(1,238)
Credit arising on scrip dividends *(note 11)*	–	–	–	4,560	4,560
Share issue expenses	(293)	–	–	–	(293)
Profit for the year	–	–	–	736	736
Dividends paid *(note 11)*	–	–	–	(19,653)	(19,653)
At 31st March, 2001	219,807	3,126,941	155,846	73,470	3,576,064
Issue of shares under scrip dividend scheme	(4,426)	–	–	–	(4,426)
Credit arising on scrip dividends *(note 11)*	–	–	–	8,708	8,708
Share issue expenses	(535)	–	–	–	(535)
Transfer	–	–	(155,846)	155,846	–
Loss for the year	–	–	–	(177,542)	(177,542)
Dividends paid *(note 11)*	–	–	–	(20,171)	(20,171)
At 31st March, 2002	214,846	3,126,941	–	40,311	3,382,098

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve of the Group and the Company represents the credit arising from the cancellation of share premium and the paid up share capital upon the capital reorganisation.

The contributed surplus of the Company represents the difference between the underlying net assets of the subsidiaries acquired by the Company and the nominal amount of the Company's share capital issued as consideration for the acquisition. During the year, the contributed surplus was transferred to accumulated profits for future distribution.

35. RESERVES *(Continued)*

Under the Companies Act 1981 of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Pursuant to the letter of undertaking entered into between the Company and a bank, the Company cannot reduce or distribute or use the capital reserve account, including the transfer to the contributed surplus account, so long as any sums remain outstanding under a loan agreement, over which the Company has given a guarantee in favour of the bank, entered into between certain subsidiaries of the Company and the bank.

In the opinion of the directors, the Company's reserves available for distribution to shareholders as at the balance sheet date were as follows:

	2002 HK$'000	2001 HK$'000 (As restated)
Contributed surplus	–	155,846
Accumulated profits	**40,311**	73,470
	40,311	229,316

36. RECONCILIATION OF PROFIT (LOSS) BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002 HK$'000	2001 HK$'000 (As restated)
Profit (loss) before taxation	**125,243**	(313,144)
Share of results of associates	**(103,901)**	(14,969)
Share of results of jointly controlled entities	**(8,559)**	(293)
Loss on disposal and dilution of interests in subsidiaries and an associate	**6,688**	289,190
Impairment loss on investment securities	**2,462**	-
Deficit arising on revaluation of investment properties	**31,130**	13,000
Write back of impairment loss on properties under development held for resale	**(8,829)**	-
Write back of impairment loss on hotel properties	**(45,000)**	-
Write back of allowance for loans receivable	**(23,829)**	-
Allowance for amount due from an associate receivable after one year	**-**	20,000
Interest expenses	**38,301**	211,650
Interest income	**(38,312)**	(137,996)
Amortisation of goodwill	**2,305**	29,346
Depreciation and amortisation of property, plant and equipment	**78,932**	347,575
Dividends from investments in listed securities	**-**	(2,987)
Dividends from investments in unlisted securities	**-**	(24)
Net realised and unrealised holding loss on listed other investments	**1,760**	18,728
Loss on disposal of unlisted short term investments	**22,000**	-
(Gain) loss on disposal of listed other investments	**(4,795)**	155,771
Gain on disposal of unlisted investment securities	**-**	(21,354)
Amortisation of redemption premium of debt securities	**-**	(6,396)
Loss on disposal of property, plant and equipment	**8,768**	2,269
Increase in properties under development held for resale	**(39,635)**	(28,948)
Decrease in properties held for resale	**130,904**	-
(Increase) decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	**(186,070)**	887,457
Decrease (increase) in debtors, deposits and prepayments	**65,539**	(654,557)
Increase in amounts due from related companies	**(8,792)**	(249)
Decrease in amounts due from associates	**2,277**	7,274
Decrease in creditors and accrued expenses	**(119,879)**	(153,300)
Decrease in bills payable	**-**	(1,118)
Decrease in amounts due to related companies	**(115)**	(1,882)
(Decrease) increase in amounts due to associates	**(1,682)**	5,121
Increase in amounts due to jointly controlled entities	**79,194**	-
Net cash inflow from operating activities	**6,105**	650,164

FOR THE YEAR ENDED 31ST MARCH, 2002

37. ACQUISITION OF SUBSIDIARIES

	2002 HK$'000	2001 HK$'000
Net assets acquired:		
Property, plant and equipment	-	69,250
Amounts due from (to) customers for contract works - net	-	21,465
Debtors, deposits and prepayments	-	137,246
Bank balances and cash	-	10,845
Creditors and accrued expenses	-	(108,552)
Taxation payable	-	(100)
Bank loans	-	(287)
Minority interests	-	(1,312)
	-	128,555
Goodwill arising on acquisition of subsidiaries	-	158,378
	-	286,933
Satisfied by:		
Cash paid	-	138,479
Issue of shares in a subsidiary to minority shareholders	-	138,191
Consideration payable	-	10,263
	-	286,933

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:

	2002 HK$'000	2001 HK$'000
Cash consideration	-	(138,479)
Bank balances and cash acquired	-	10,845
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	-	(127,634)

The subsidiaries acquired during the year ended 31st March, 2001 contributed approximately HK$179,547,000 to the Group's turnover and a profit of approximately HK$10,148,000 to the Group's profit from operations and did not make a significant impact on the Group's cash flows for that year.

38. DISPOSAL AND DILUTION OF INTERESTS IN SUBSIDIARIES

	2002 HK$'000	2001 HK$'000 (As restated)
Net assets disposed of:		
Property, plant and equipment	-	1,828,524
Goodwill	-	441,516
Interests in associates	-	38,500
Amounts due from (to) customers for contract works - net	-	(26,384)
Debtors, deposits and prepayments	-	1,738,764
Amounts due from associates	-	126,448
Short term bank deposits, bank balances and cash	-	103,385
Creditors and accrued expenses	-	(600,855)
Taxation payable	-	(45,010)
Obligations under finance leases	-	(134,654)
Bank loans	-	(933,129)
Other loans	-	(576,394)
Convertible notes	-	(133,980)
Deferred taxation	-	(99,704)
Minority interests	-	(722,910)
	-	1,004,117
Translation reserve realised	-	86,841
Loss on disposal and dilution of interests in subsidiaries	-	(289,190)
Interests in associates	-	(633,009)
	-	168,759
Satisfied by:		
Cash received	-	47,378
Unlisted debt securities	-	100,000
Amounts due from associates	-	21,381
	-	168,759

FOR THE YEAR ENDED 31ST MARCH, 2002

38. DISPOSAL AND DILUTION OF INTERESTS IN SUBSIDIARIES (Continued)

Analysis of net outflow of cash and cash equivalents in connection with the disposal and dilution of interests in subsidiaries:

	2002	2001
	HK$'000	HK$'000
Cash consideration received	-	47,378
Short term bank deposits, bank balances and cash disposed of	-	(103,385)
Net outflow of cash and cash equivalents in connection with the disposal and dilution of interests in subsidiaries	-	(56,007)

The subsidiaries disposed of during the year ended 31st March, 2001 contributed approximately HK$61,818,000 to the Group's net operating cash flows, paid approximately HK$148,387,000 in respect of the net returns on investments and servicing of finance, paid approximately HK$50,573,000 for taxation, paid approximately HK$298,718,000 for investing activities and raised approximately HK$466,380,000 in respect of financing activities. The subsidiaries disposed of contributed approximately HK$220,880,000 to the Group's profit from operations for that year.

39. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium	Convertible bonds	Bank borrowings with more than three months of maturity when raised	Obligations under finance leases	Minority interests	Other loans	Convertible notes	Amount due to a jointly controlled entity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st April, 2000	319,349	1,066,214	850,013	238,440	733,195	715,975	616,425	-
Translation adjustments	-	-	(89,930)	(41,150)	-	(139,581)	(32,445)	-
Share issue expenses	(293)	-	-	-	-	-	-	-
Repurchase and redemption of the convertible bonds	-	(1,076,451)	-	-	-	-	-	-
Amortisation of deferred expenditure on convertible bonds	-	4,409	-	-	-	-	-	-
Amortisation of premium payable upon final redemption of the convertible bonds	-	5,828	-	-	-	-	-	-
New loans raised	-	-	900,594	-	-	-	-	-
Repayments	-	-	(337,448)	(56,186)	(95,100)	-	-	-
Issue of shares in a subsidiary to minority shareholders upon acquisition of a subsidiary	-	-	-	-	138,191	-	-	-
On acquisition of subsidiaries	-	-	287	-	1,312	-	-	-
On disposal and dilution of interests in subsidiaries	-	-	(933,129)	(134,654)	(722,910)	(576,394)	(133,980)	-
Contributions from minority shareholders	-	-	-	-	746	-	-	-
Minority share of goodwill of subsidiaries	-	-	-	-	(73,520)	-	-	-
Minority share of results for the year	-	-	-	-	91,343	-	-	-
Dividends paid to minority shareholders	-	-	-	-	(58,095)	-	-	-
Additions to investment securities	-	-	-	-	-	321,760	-	-
Advances	-	-	-	-	-	-	-	13,390
At 31st March, 2001	319,056	-	390,387	6,450	15,162	321,760	450,000	13,390
Share issue expenses	(535)	-	-	-	-	-	-	-
New loans raised	-	-	888,882	-	-	-	-	-
Repayments	-	-	(64,179)	(6,450)	(2,953)	(321,760)	(450,000)	(890)
Minority share of results for the year	-	-	-	-	6,605	-	-	-
Dividends paid to minority shareholders	-	-	-	-	(3,150)	-	-	-
At 31st March, 2002	318,521	-	1,215,090	-	15,664	-	-	12,500

FOR THE YEAR ENDED 31ST MARCH, 2002

40. MAJOR NON-CASH TRANSACTIONS

During the year, the Group issued additional shares as scrip dividends as set out in note 32.

For the year ended 31st March, 2001, in addition to the non-cash consideration involved in the acquisition, and the disposal and dilution of interests in subsidiaries set out in notes 37 and 38, respectively, and the issue of additional shares as scrip dividends, the Group also had the following major non-cash transactions:

(a) Issue of loan note of HK$321,760,000 as part of the consideration for the acquisition of certain investment securities; and

(b) Receipt of scrip dividends of HK$110,000 from investments in listed securities.

41. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

42. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Outstanding performance bonds in respect of construction contracts	**607,447**	598,556	**-**	-
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:				
Subsidiaries	**-**	-	**1,886,345**	1,337,858
Associates	**84,717**	84,206	**84,717**	84,206
A jointly controlled entity	**8,360**	4,180	**8,360**	4,180
	700,524	686,942	**1,979,422**	1,426,244

At the balance sheet date, the Group had a number of employees who have completed the required number of years of service under the Employment Ordinance (the "Ordinance") to be eligible for long service payments on termination of their employment. The Group is only liable to make such payments if the termination of employment meets the circumstances which are specified in the Ordinance. Had the employment of all eligible employees been terminated on 31st March, 2002 and long service payments been paid under the Ordinance, the amount payable would have been approximately HK$52,072,000 (2001: HK$45,724,000). An amount of approximately HK$29,279,000 (2001: HK$22,220,000) will be offset by the Group's retirement benefit scheme and no provision has been made for the remaining balance in the financial statements.

In addition to the above, the Group has received claims for damages and injuries relating to its construction business. No provision has been made for these claims as they are either covered by insurance or will be indemnified by other parties.

43. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of (rented premises), which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within one year	**2,409**	4,020
In the second to fifth year inclusive	**908**	2,532
After five years	**476**	257
	3,793	6,809

Leases are negotiated and monthly rentals are fixed for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within one year	**28,808**	23,916
In the second to fifth year inclusive	**9,025**	15,570
	37,833	39,486

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements as at the balance sheet date.

44. COMMITMENTS

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of property, plant and equipment	**-**	3,003

The Company did not have any significant capital commitments as at the balance sheet date.

45. PLEDGE OF ASSETS

At 31st March, 2002, certain of the Group's properties, investment securities and debtors with an aggregate value of approximately HK$1,553,970,000 (2001: HK$2,489,008,000) and its benefits under certain construction contracts, have been pledged to banks, financial institutions and lenders to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$1,168,053,000 (2001: HK$1,160,657,000) were utilised as at 31st March, 2002.

46. RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group entered into the following transactions with certain related parties:

Class of related party	**Nature of transactions**	**2002**	2001
		HK$'000	HK$'000
Associates of the Group	Construction works charged by the Group	**177,418**	163,625
	Purchase of concrete products by the Group	**145**	15
	Subcontracting fees charged to the Group	**57,192**	79
	Interest income charged by the Group	**4,975**	5,359
	Loan commitment fee charged by the Group	**236**	-
	Rentals and related building management fee charged by the Group	**3,667**	1,466
	Service fees charged to the Group	**493**	-
	Purchase of equipment	**832**	-
Jointly controlled entities of the Group	Construction works charges by the Group	**11,257**	-
	Project management fees charged by the Group	**6,125**	-
	Subcontracting fees charged to the Group	**350,683**	-
	Service fees charged by the Group	**342**	-
Subsidiaries of ITC Corporation Limited ("ITC")	Rentals and related building management fee charged by the Group	**247**	348
	Purchase of building materials and related installation works by the Group	**882**	266
Associates of ITC	Rentals and related building management fee charged by the Group	**8,049**	1,023
	Interest income charged by the Group	**7,221**	18,178
Subsidiaries of Premium Land Limited ("Premium Land")	Rentals and related building management fee charged by the Group	**-**	2,316

ITC is a substantial shareholder of the Company. Premium Land was a substantial shareholder of the Company prior to 19th January, 2001.

FOR THE YEAR ENDED 31ST MARCH, 2002

46. RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of equipment, concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee and loan commitment fee were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Details of the balance with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 17, 18, 23 and 24.

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries as at 31st March, 2002 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	100	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(note (i) below)*	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Full Winners Limited	Hong Kong	HK$2 ordinary shares	100	100	Property sale and holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$5,000,000 ordinary shares	70	70	Manufacturing and trading of concrete products
Hanfull Enterprises Limited	British Virgin Islands	US$1 ordinary share	100	100	Securities investment
Hey Wealth Limited	Hong Kong	HK$2 ordinary shares	100	100	Property holding

FOR THE YEAR ENDED 31ST MARCH, 2002

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	70	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	- *(note (ii) below)*	70	70	Civil engineering
Paul Y. - ITC (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	99.9998	Provision of electrical, mechanical and building services
Paul Y. - ITC Construction Group Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	-	-	
Paul Y. - ITC Construction Limited	Hong Kong	HK$102,000,000 ordinary shares	100	100	Building construction
Paul Y. - ITC Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	100	Building construction and specialist works
Paul Y. - ITC General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	100	Civil engineering and building construction
Paul Y. - ITC Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	100	Interior decoration works

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. - ITC Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	100	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(note (iv) below)*	-	-	
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	100	Civil engineering and foundation works
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100*	100	Investment holding

FOR THE YEAR ENDED 31ST MARCH, 2002

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering
Rosedale Hotel Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Hotel management
Rosedale Park Limited	Hong Kong	HK$2 ordinary shares	100	100	Hotel operation
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital	100	100	Civil engineering and building construction
Trend Cheer Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	100	Manufacturing and trading of concrete products
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	100	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(note (iii) below)*	100	100	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited and Tai Shan Paul Y. Construction Co., Ltd. which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business.

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(b) Particulars of the Company's principal associates as at 31st March, 2002 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
Bongear Elevator (HK) Limited	Hong Kong	HK$57,500,000 ordinary shares	45.0	Elevators and escalators installation and maintenance
Downer EDI Limited ("Downer")	Australia	A$478,496,924 ordinary shares	36.9	Investment holding
Hang Pak Engineering Limited	Hong Kong	HK$100,000 ordinary shares	50.0	Elevators and escalators maintenance
Icfox International Limited	Cayman Islands	US$11 ordinary shares	27.3	E-construction business
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	50.0	Civil engineering

47. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group	Principal activities
			%	
Paul Y. - SELI Joint Venture	Hong Kong	- *(note below)*	50.0	Civil engineering
Ting Kau Contractors Joint Venture ("TKCJV")	Hong Kong	- *(note below)*	18.2	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital	50.0	Manufacturing and trading of concrete products

All of the above associates are private limited companies except (i) the joint ventures which are unincorporated businesses and (ii) Downer which is listed in Australia.

All of the above associates are held by the Company indirectly.

Note: No capital has been contributed by the joint venture partners of these joint ventures, although the Group has contributed working capital amounting to approximately HK$44,693,000 to TKCJV.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

(c) Particulars of the Company's jointly controlled entities as at 31st March, 2002 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group	Principal activities
			%	
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	50	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	- *(note below)*	50	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital amounting to HK$5,000,000 to this joint venture.

AT 31ST MARCH, 2002

	For the year ended 31st March,				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Group turnover	10,350,136	11,748,746	11,111,678	10,803,255	**5,343,810**
Profit (loss) before taxation	129,780	(970,227)	238,152	(313,144)	**125,243**
Taxation	(72,993)	(41,303)	(96,303)	(49,953)	**(47,935)**
Profit (loss) before minority interests	56,787	(1,011,530)	141,849	(363,097)	**77,308**
Minority interests	104,647	92,202	(56,603)	(91,343)	**(6,605)**
Profit (loss) for the year	161,434	(919,328)	85,246	(454,440)	**70,703**

	As at 31st March,				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	12,225,682	12,120,536	10,886,959	6,176,878	**6,192,999**
Total liabilities	(8,498,010)	(8,193,497)	(6,911,448)	(3,326,814)	**(3,182,305)**
Minority interests	(270,863)	(829,155)	(638,095)	(15,162)	**(15,664)**
Shareholders' funds	3,456,809	3,097,884	3,337,416	2,834,902	**2,995,030**

Note: The prior periods' figures have been restated pursuant to the changes in accounting policies following the adoption of new/revised SSAPs as set out in note 2.

AT 31ST MARCH, 2002

1. INVESTMENT PROPERTIES

Location	Purpose	Term of lease	Group interest %
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Hong Kong	Industrial/Office	Medium term	100
In-Zone Shopping Arcade 125 Wanchai Road Wanchai Hong Kong	Commercial	Medium term	100
57/F and 60/F Shun Hing Square Shenzhen China	Commercial	Medium term	100
A 3 storey house in Beijing Riveria Garden Beijing China	Residential	Long term	100

2. HOTEL PROPERTIES

Location	Purpose	Term of lease	Group interest %
Best Western Rosedale on the Park 8 Shelter Street Causeway Bay Hong Kong	Hotel	Long term	100

1. 投資物業

地點	用途	租約年期	本集團所佔權益 %
香港 九龍觀塘 鴻圖道51號 保華企業中心	工業／寫字樓	中期	100
香港 灣仔道125號 國泰新域 購物廣場	商業	中期	100
中國深圳 信興廣場57樓及60樓	商業	中期	100
中國北京 香江花園 一幢3層高房屋	住宅	長期	100

2. 酒店物業

地點	用途	租約年期	本集團所佔權益 %
香港 銅鑼灣 信德街8號 珀麗酒店	酒店	長期	100

截至二零零二年三月三十一日止年度

	截至三月三十一日止年度				
	一九九八年	一九九九年	二零零零年	二零零一年	**二零零二年**
	千港元	千港元	千港元	千港元	**千港元**
業績					
本集團營業額	10,350,136	11,748,746	11,111,678	10,803,255	**5,343,810**
除税前溢利(虧損)	129,780	(970,227)	238,152	(313,144)	**125,243**
税項	(72,993)	(41,303)	(96,303)	(49,953)	**(47,935)**
未計少數股東權益前溢利(虧損)	56,787	(1,011,530)	141,849	(363,097)	**77,308**
少數股東權益	104,647	92,202	(56,603)	(91,343)	**(6,605)**
年度溢利(虧損)	161,434	(919,328)	85,246	(454,440)	**70,703**

	於三月三十一日				
	一九九八年	一九九九年	二零零零年	二零零一年	**二零零二年**
	千港元	千港元	千港元	千港元	**千港元**
資產與負債					
總資產	12,225,682	12,120,536	10,886,959	6,176,878	**6,192,999**
總負債	(8,498,010)	(8,193,497)	(6,911,448)	(3,326,814)	**(3,182,305)**
少數股東權益	(270,863)	(829,155)	(638,095)	(15,162)	**(15,664)**
股東資金	3,456,809	3,097,884	3,337,416	2,834,902	**2,995,030**

附註： 於採納附註2載列之新增／經修訂會計實務準則後，根據會計政策變動，過往期間之數字已重列。

47. 主要附屬公司及聯營公司資料(續)

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比	主要業務
			%	
Paul Y. - SELI Joint Venture	香港	– (下文附註)	50.0	土木工程
Ting Kau Contractors Joint Venture (「TKCJV」)	香港	– (下文附註)	18.2	土木工程
深圳珠江均安水泥製品有限公司	中國	人民幣6,320,000 註冊資本	50.0	混凝土產品製造及貿易

上述所有聯營公司均為私人有限公司，惟(i)合營企業均為尚未立案之業務及(ii)Downer在澳洲上市。

上述所有聯營公司均由本公司間接持有。

附註： 此等合營企業之合營人並無出資，但本集團已向TKCJV提供約44,693,000港元之營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

(c) 於二零零二年三月三十一日之本公司共同控制機構詳情如下：

共同控制機構名稱	註冊成立地點	已發行及繳足股本	本集團應佔已發行股本百分比	主要業務
DL & PY JV Limited	香港	2港元 普通股	50	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	– (下文附註)	50	土木工程

附註： 合營人並無出資，但本集團已向此合營企業提供約5,000,000港元之營運資金。

截至二零零二年三月三十一日止年度

47. 主要附屬公司及聯營公司資料(續)

附註:

(i) 此等無投票權遞延股持有人無權投票,亦無權獲派股息,除非該公司可供派息純利超逾100,000,000,000,000港元,在此情況下,彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息,且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下,獲退還資本。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權遞延股持有人無權投票,亦無權獲派任何財政年度之股息,且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下,獲退還資本。

(iv) 此等無投票權優先股持有人無權投票,亦無權獲派股息,除非該公司可供派息純利超逾100,000,000,000,000港元,在此情況下,彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息,且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下,獲退還資本。

(b) 本公司主要聯營公司於二零零二年三月三十一日之詳情如下:

聯營公司名稱	成立/註冊地點	已發行及繳足股本/註冊資本	本集團應佔已發行股本/註冊資本百分比 %	主要業務
寶來德電梯(香港)有限公司	香港	57,500,000港元普通股	45.0	裝設及維修升降機及電動樓梯
Downer EDI Limited (「Downer」)	澳洲	478,496,924澳元普通股	36.9	投資控股
恒栢工程有限公司	香港	100,000港元普通股	50.0	升降機及扶手電梯維持保養
Icfox International Limited	開曼群島	11美元普通股	27.3	建築業電子商貿
保華-中鐵建築有限公司	香港	100港元普通股	50.0	土木工程

47. 主要附屬公司及聯營公司資料(續)

附屬公司名稱	成立/註冊地點	已發行及繳足股本/註冊資本	已發行股本/註冊資本百分比 由本公司*/附屬公司持有 %	已發行股本/註冊資本百分比 本集團應佔 %	主要業務
保華隧道工程有限公司	香港	2港元普通股	100	100	土木工程
珀麗酒店管理有限公司	香港	2港元普通股	100	100	酒店管理
Rosedale Park Limited	香港	2港元普通股	100	100	酒店營運
台山市保華建築有限公司	中國	5,005,340美元註冊資本	100	100	土木工程及樓宇建造
Trend Cheer Limited	香港	2港元普通股	100	100	證券投資
預力剛混凝土製品(香港)有限公司	香港	12,000,002港元普通股	100	100	混凝土產品製造及貿易
聯力混凝土製品(香港)有限公司	香港	200港元普通股	100	100	混凝土產品製造及貿易
		1,000,000港元無投票權遞延股(下文附註(iii))	100	100	
Unistress Group Limited	英屬處女群島	1美元普通股	100	100	投資控股

上述所有附屬公司均在香港營運,惟恆加混凝土制品有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司,惟Paul Y.－CREC Joint Venture為尚未立案之業務。

截至二零零二年三月三十一日止年度

47. 主要附屬公司及聯營公司資料(續)

附屬公司名稱	成立/註冊地點	已發行及繳足股本/註冊資本	已發行股本/註冊資本百分比 由本公司*/附屬公司持有 %	已發行股本/註冊資本百分比 本集團應佔 %	主要業務
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元普通股	100	100	投資控股
保華德祥管理有限公司	香港	2港元普通股	100	100	管理服務
保華德祥機械租賃有限公司	香港	2港元普通股	100	100	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元普通股	100	100	土木工程,樓宇建造及投資控股
		50,000,000港元無投票權優先股 *(下文附註(iv))*	–	–	
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
保華地基有限公司	香港	10,000,000港元普通股	100	100	土木工程及地基工程
Paul Y. Properties Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股

47. 主要附屬公司及聯營公司資料(續)

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
志恒投資有限公司	香港	1,200,000港元 普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元 普通股	70	70	土木工程
Paul Y. - CREC Joint Venture	香港	– (下文附註(ii))	70	70	土木工程
保華德祥機電工程有限公司	香港	20,000,000港元 普通股	99.9998	99.9998	提供電機及建造服務
保華德祥建業集團有限公司	香港	2港元 普通股	100	100	投資控股
		1,000,000港元 無投票權遞延股 (下文附註(iii))	–	–	
保華德祥建築有限公司	香港	102,000,000港元 普通股	100	100	樓宇建造
保華德祥建築工程有限公司	香港	42,000,000港元 普通股	100	100	樓宇建造及專項工程
保華德祥營造有限公司	香港	36,000,000港元 普通股	100	100	土木工程及樓宇建造
保華德祥裝飾工程有限公司	香港	2港元 普通股	100	100	室內裝修工程

截至二零零二年三月三十一日止年度

47. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零二年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	100	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股（下文附註(i)）	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
凱勝興業有限公司	香港	2港元普通股	100	100	物業銷售及持控
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恒加混凝土制品有限公司	香港	5,000,000港元普通股	70	70	混凝土產品製造及貿易
Hanfull Enterprises Limited	英屬處女群島	1美元普通股	100	100	證券投資
Hey Wealth Limited	香港	2港元普通股	100	100	物業持控

46. 關連人士交易及結餘（續）

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或（倘無市價可供參考）有關各方決定及同意之條款收取。

(b) 設備、混凝土產品及建築材料乃按協定價格購買。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費及貸款承擔費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註17、18、23及24。

截至二零零二年三月三十一日止年度

45. 資產抵押

於二零零二年三月三十一日，本集團總值約為1,553,970,000港元（二零零一年：2,489,008,000港元）之若干物業、投資證券及應收賬款及若干建築合約之收益已抵押予銀行、財務機構及貸款人，以為本集團取得一般信貸融資。於二零零二年三月三十一日，本集團已動用1,168,053,000港元（二零零一年：1,160,657,000港元）之融資。

46. 關連人士交易及結餘

年內，本集團與若干關連人士訂立以下交易：

關連人士之類別	交易性質	二零零二年 千港元	二零零一年 千港元
本集團之聯營公司	本集團收取建築工程費	**177,418**	163,625
	本集團購買混凝土產品	**145**	15
	本集團支付分承包費	**57,192**	79
	本集團收取利息收入	**4,975**	5,359
	本集團收取貸款承擔費用	**236**	–
	本集團收取租金及相關物業管理費	**3,667**	1,466
	本集團支付服務費	**493**	–
	購買設備	**832**	–
本集團之共同控制機構	本集團收取建築工程費	**11,257**	–
	本集團收取項目管理費	**6,125**	–
	本集團支付分承包費	**350,683**	–
	本集團收取服務費	**342**	–
德祥企業集團有限公司（「德祥企業」）之附屬公司	本集團收取租金及相關物業管理費	**247**	348
	本集團購買建築材料及相關安裝工程	**882**	266
德祥企業之聯營公司	本集團收取租金及相關物業管理費	**8,049**	1,023
	本集團收取利息收入	**7,221**	18,178
策略置地有限公司（「策略置地」）之附屬公司	本集團收取租金及相關物業管理費	**–**	2,316

德祥企業為本公司之主要股東。策略置地直至二零零一年一月十九日為本公司之主要股東。

43. 營業租約承擔

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
一年內	**2,409**	4,020
第二至第五年(首尾兩年包括在內)	**908**	2,532
超過五年	**476**	257
	3,793	6,809

一般平均每隔兩年將磋商租約及釐定月租。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
一年內	**28,808**	23,916
第二至第五年(首尾兩年包括在內)	**9,025**	15,570
	37,833	39,486

所持物業已覓得未來兩年之租戶。

於結算日，本公司在不可撤銷之營業租約方面並無任何重大承擔。

44. 承擔

	本集團	
	二零零二年 千港元	二零零一年 千港元
就購入物業、機械及設備 已訂約但未於賬目內撥備之資本支出	—	3,003

本公司於結算日並無任何重大承擔。

截至二零零二年三月三十一日止年度

42. 或然負債

	本集團		本公司	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
仍然有效之建築合約履約擔保書	**607,447**	598,556	–	–
為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：				
附屬公司	–	–	**1,886,345**	1,337,858
聯營公司	**84,717**	84,206	**84,717**	84,206
共同控制機構	**8,360**	4,180	**8,360**	4,180
	700,524	686,942	**1,979,422**	1,426,244

於結算日，本集團有多名服務年期符合僱傭條例（「該條例」）規定而有資格於終止僱用期時獲得長期服務金之僱員。本集團只須在終止僱用時符合該條例之情況下付款。若所有合資格僱員於二零零二年三月三十一日終止僱用，並根據該條例獲發長期服務金，本集團應付數額約為52,072,000港元（二零零一年：45,724,000港元）。一筆為數約29,279,000港元（二零零一年：22,220,000港元）之款項將由本集團之退休福利計劃抵銷，而賬目內並未就結餘作出準備。

除上述者外，在建築業務中，本集團收到損毀及受傷索償通知。本集團並未就此等索償撥出準備，因此等索償可由保險賠償或他方賠償。

40. 重大非現金交易

於年內，如附註32所載，本集團因以股代息而發行額外股份。

於截至二零零一年三月三十一日止年度，除附註37及38分別所述涉及收購、出售及攤薄附屬公司權益之非現金代價，以及因以股代息而發行額外股份外，本集團於年內進行之重大非現金交易如下：

(a) 發行貸款票據321,760,000港元作為收購若干投資證券之部份代價；及

(b) 因上市證券投資收取實物股息110,000港元。

41. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

截至二零零二年三月三十一日止年度

39. 年內融資變動分析

	股本及溢價 千港元	可換股債券 千港元	於籌取時超過三個月到期之銀行借款 千港元	財務租約承擔 千港元	少數股東權益 千港元	其他貸款 千港元	可換股票據 千港元	應付共同控制機構款項 千港元
於二零零零年四月一日	319,349	1,066,214	850,013	238,440	733,195	715,975	616,425	–
滙兌調整	–	–	(89,930)	(41,150)	–	(139,581)	(32,445)	–
發行股份費用	(293)	–	–	–	–	–	–	–
購回及贖回可換股債券	–	(1,076,451)	–	–	–	–	–	–
可換股債券之遞延支出攤銷	–	4,409	–	–	–	–	–	–
最後贖回可換股債券時應付之溢價攤銷	–	5,828	–	–	–	–	–	–
新籌取貸款	–	–	900,594	–	–	–	–	–
還款	–	–	(337,448)	(56,186)	(95,100)	–	–	–
於收購附屬公司時向少數股東發行附屬公司股份	–	–	–	–	138,191	–	–	–
收購附屬公司	–	–	287	–	1,312	–	–	–
出售及攤薄附屬公司權益	–	–	(933,129)	(134,654)	(722,910)	(576,394)	(133,980)	–
少數股東之貢獻	–	–	–	–	746	–	–	–
少數股東應佔附屬公司之商譽儲備	–	–	–	–	(73,520)	–	–	–
少數股東應佔本年度業績	–	–	–	–	91,343	–	–	–
已付少數股東股息	–	–	–	–	(58,095)	–	–	–
投資證券增加	–	–	–	–	–	321,760	–	–
墊款	–	–	–	–	–	–	–	13,390
於二零零一年三月三十一日	319,056	–	390,387	6,450	15,162	321,760	450,000	13,390
發行股份費用	(535)	–	–	–	–	–	–	–
新籌取貸款	–	–	888,882	–	–	–	–	–
還款	–	–	(64,179)	(6,450)	(2,953)	(321,760)	(450,000)	(890)
少數股東應佔本年度業績	–	–	–	–	6,605	–	–	–
已付少數股東股息	–	–	–	–	(3,150)	–	–	–
於二零零二年三月三十一日	318,521	–	1,215,090	–	15,664	–	–	12,500

38. 出售及攤薄附屬公司權益（續）

出售及攤薄附屬公司權益產生之現金及與現金等值項目流出淨額分析：

	二零零二年 千港元	二零零一年 千港元
已收現金代價	—	47,378
售出之短期銀行存款、銀行結存及現金	—	(103,385)
出售及攤薄附屬公司權益產生之現金及與現金等值項目流出淨額	—	(56,007)

截至二零零一年三月三十一日止年度出售之附屬公司已貢獻約61,818,000港元作為本集團之淨營運現金流量、已就投資回報及融資費用淨額支付約148,387,000港元、支付稅項約50,573,000港元、支付約298,718,000港元於投資活動及就融資活動籌集約466,380,000港元。於該年內出售之附屬公司為本集團貢獻約220,880,000港元之經營溢利。

38. 出售及攤薄附屬公司權益

	二零零二年 千港元	二零零一年 千港元 （經重列）
出售淨資產：		
物業、機械及設備	—	1,828,524
商譽	—	441,516
聯營公司權益	—	38,500
應收（應付）客戶合約工程款項之淨額	—	(26,384)
應收賬款、訂金及預付款項	—	1,738,764
應收聯營公司款項	—	126,448
短期銀行存款、銀行結存及現金	—	103,385
應付賬款及應計開支	—	(600,855)
應付稅項	—	(45,010)
財務租約承擔	—	(134,654)
銀行貸款	—	(933,129)
其他貸款	—	(576,394)
可換股票據	—	(133,980)
遞延稅項	—	(99,704)
少數股東權益	—	(722,910)
	—	1,004,117
變現之滙兑儲備	—	86,841
出售及攤薄附屬公司權益之虧損	—	(289,190)
聯營公司權益	—	(633,009)
	—	168,759
支付方式：		
已收現金	—	47,378
非上市債務證券	—	100,000
應收聯營公司款項	—	21,381
	—	168,759

37. 收購附屬公司

	二零零二年 千港元	二零零一年 千港元
購入資產淨值：		
物業、機械及設備	–	69,250
應收(應付)客戶合約工程款項之淨額	–	21,465
應收賬款、訂金及預付款項	–	137,246
銀行結存及現金	–	10,845
應付賬款及應計開支	–	(108,552)
應付税項	–	(100)
銀行貸款	–	(287)
少數股東權益	–	(1,312)
	–	128,555
因收購附屬公司而產生之商譽	–	158,378
	–	286,933
支付方式：		
已付現金	–	138,479
向少數股東發行附屬公司股份	–	138,191
應付代價	–	10,263
	–	286,933

收購附屬公司之現金及與現金等值項目流出淨額分析：

	二零零二年 千港元	二零零一年 千港元
現金代價	–	(138,479)
購入銀行結存及現金	–	10,845
收購附屬公司之現金及與現金等值項目流出淨額	–	(127,634)

截至二零零一年三月三十一日止年度收購之附屬公司對該年度該集團之營業額作出約179,547,000港元貢獻，並有約10,148,000港元溢利撥入本集團之經營溢利，惟並未對本集團年內之現金流轉構成重大影響。

截至二零零二年三月三十一日止年度

36. 除税前溢利(虧損)與經營業務之現金流入淨額之調整

	二零零二年 千港元	二零零一年 千港元 (重列)
除税前溢利(虧損)	**125,243**	(313,144)
攤佔聯營公司業績	**(103,901)**	(14,969)
攤佔共同控制機構業績	**(8,559)**	(293)
出售及攤薄附屬公司及聯營公司權益之虧損	**6,688**	289,190
投資證券溢利減值虧損	**2,462**	–
投資物業重估虧絀	**31,130**	13,000
待轉售發展中物業減值虧損撥回	**(8,829)**	–
酒店物業減值虧損撥回	**(45,000)**	–
應收貸款準備撥回	**(23,829)**	–
一年後應收聯營公司款項準備	**–**	20,000
利息支出	**38,301**	211,650
利息收入	**(38,312)**	(137,996)
商譽攤銷	**2,305**	29,346
物業、機械及設備折舊及攤銷	**78,932**	347,575
上市證券投資之股息	**–**	(2,987)
非上市證券投資之股息	**–**	(24)
其他上市投資之已變現及未變現之賬面虧損淨額	**1,760**	18,728
出售無牌價短期投資之虧損	**22,000**	–
出售有牌價其他投資之(收益)虧損	**(4,795)**	155,771
出售非上市投資證券之溢利	**–**	(21,354)
債務證券贖回溢價之攤銷	**–**	(6,396)
出售物業、機械及設備之虧損	**8,768**	2,269
待轉售發展中物業之增加	**(39,635)**	(28,948)
待轉售物業減少	**130,904**	–
應收(應付)客戶合約工程款項之(增加)減少,扣除應佔之利息支出及折舊及攤銷	**(186,070)**	887,457
應收賬款、訂金及預付款項之減少(增加)	**65,539**	(654,557)
應收關連公司款項之增加	**(8,792)**	(249)
應收聯營公司款項之減少	**2,277**	7,274
應付賬款及應計開支之減少	**(119,879)**	(153,300)
應付票據之減少	**–**	(1,118)
應付關連公司款項之減少	**(115)**	(1,882)
應付聯營公司款項之(減少)增加	**(1,682)**	5,121
應付共同控制機構款項之增加	**79,194**	–
經營業務之現金流入淨額	**6,105**	650,164

35. 儲備(續)

根據百慕達一九八一年公司法，本公司之實繳盈餘可供分派。然而，本公司不得自實繳盈餘宣派或派付股息或作出分派，倘：

(a) 本公司現時或於支付後，未能償還其到期負債；或

(b) 本公司資產可變現值將較其負債及其已發行股本及股份溢價賬之總額為少。

根據本公司與一家銀行訂立之承諾書，在有任何款項根據本公司若干附屬公司與該銀行訂立之貸款協議(本公司已就有關協議向銀行作擔保)仍未償還之情況下，本公司不得削減、分派或動用資本儲備，包括將款項自資本儲備轉撥實繳盈餘。

董事認為於結算日本公司可供分派予股東之儲備詳情如下：

	二零零二年 千港元	二零零一年 千港元 (經重列)
實繳盈餘	—	155,846
滾存溢利	**40,311**	73,470
	40,311	229,316

截至二零零二年三月三十一日止年度

35. 儲備(續)

	股份溢價 千港元	資本儲備 千港元	實繳盈餘 千港元	滾存溢利 千港元	總額 千港元
本公司					
於二零零零年四月一日					
原先呈列	221,338	3,126,941	155,846	78,026	3,582,151
前一期間調整(附註 2)	–	–	–	9,801	9,801
經重列	221,338	3,126,941	155,846	87,827	3,591,952
根據以股代息計劃發行股份	(1,238)	–	–	–	(1,238)
以股代息產生之進賬(附註11)	–	–	–	4,560	4,560
股份發行費用	(293)	–	–	–	(293)
年度溢利	–	–	–	736	736
已付股息(附註11)	–	–	–	(19,653)	(19,653)
於二零零一年三月三十一日	219,807	3,126,941	155,846	73,470	3,576,064
根據以股代息計劃發行股份	(4,426)	–	–	–	(4,426)
以股代息產生之進賬(附註11)	–	–	–	8,708	8,708
股份發行費用	(535)	–	–	–	(535)
轉撥	–	–	(155,846)	155,846	–
年度虧損	–	–	–	(177,542)	(177,542)
已付股息(附註11)	–	–	–	(20,171)	(20,171)
於二零零二年三月三十一日	214,846	3,126,941	–	40,311	3,382,098

本集團之特別儲備乃附屬公司為本集團收購當日之股本面值及股份溢價與所發行作為收購代價之股本之面值兩者間之差額。

本集團及本公司之資本儲備乃股本重組時註銷股份溢價及繳足股本所產生之進賬。

本公司之實繳盈餘乃收購附屬公司之實際淨資產與本公司所發行作為收購代價之股本之面值兩者間之差額。於本年內,實繳盈餘已轉撥至滾存溢利以供日後分派。

35. 儲備

	股份溢價	特別儲備	資本儲備	滙兌儲備	商譽儲備	滾存溢利(虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零零年四月一日							
原先呈列	221,338	124,933	3,126,941	(159,048)	(841,501)	350,194	2,822,857
前一期間調整(附註2)	–	–	–	–	841,501	(424,953)	416,548
經重列	221,338	124,933	3,126,941	(159,048)	–	(74,759)	3,239,405
海外業務換算之滙兌差額	–	–	–	(119,529)	–	–	(119,529)
根據以股代息計劃發行股份	(1,238)	–	–	–	–	–	(1,238)
以股代息產生之							
進賬(附註11)	–	–	–	–	–	4,560	4,560
股份發行費用	(293)	–	–	–	–	–	(293)
出售及攤薄附屬公司							
權益時變現	–	–	–	86,841	–	–	86,841
年度虧損	–	–	–	–	–	(454,440)	(454,440)
已付股息(附註11)	–	–	–	–	–	(19,653)	(19,653)
於二零零一年三月三十一日	219,807	124,933	3,126,941	(191,736)	–	(544,292)	2,735,653
海外業務換算之滙兌差額	–	–	–	79,793	–	–	79,793
根據以股代息計劃發行股份	(4,426)	–	–	–	–	–	(4,426)
以股代息產生之							
進賬(附註11)	–	–	–	–	–	8,708	8,708
股份發行費用	(535)	–	–	–	–	–	(535)
攤薄聯營公司權益時變現	–	–	–	21,630	–	–	21,630
年度溢利	–	–	–	–	–	70,703	70,703
已付股息(附註11)	–	–	–	–	–	(20,171)	(20,171)
於二零零二年							
三月三十一日	214,846	124,933	3,126,941	(90,313)	–	(485,052)	2,891,355

本集團之滾存虧損包括本集團之聯營公司及共同控制機構分別保留約42,331,000港元(二零零一年:20,061,000港元)及2,827,000港元(二零零一年:280,000港元)之滾存溢利。

34. 購股權

於二零零二年三月三十一日，根據本公司之購股權計劃可認購股份之尚未行使購股權如下：

授出日期	每股行使價	因行使購股權而須發行之股份數目
	港元	
一九九八年十二月十八日	0.6048	38,349,206
一九九九年十二月十七日	0.5552	16,100,000
		54,449,206

以上尚未行使之購股權可於接納日期滿六個月後之三年內隨時行使。

年內，並無購股權獲授出或行使。

32. 股本

	股份數目	價值 千港元
每股面值0.10港元普通股：		
法定：		
於二零零零年四月一日、二零零一年三月三十一日及二零零二年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零零年四月一日	980,115,103	98,011
根據以股代息計劃發行新股	12,373,289	1,238
於二零零一年三月三十一日	992,488,392	99,249
根據以股代息計劃發行新股	44,256,532	4,426
於二零零二年三月三十一日	1,036,744,924	103,675

根據本公司於二零零一年七月十四日及二零零一年十二月十七日公佈之以股代息計劃，本公司分別發行32,113,356股及12,143,176股每股面值0.10港元之本公司新股予選擇收取股份，以代替截至二零零一年三月三十一日止年度之末期股息及截至二零零二年三月三十一日止年度之中期股息之股東。代息股份不能享有截至二零零一年三月三十一日止年度之末期股息及截至二零零二年三月三十一日止年度之中期股息。

33. 認股權證

	所認購之股份數目	總認購額 千港元
二零零三年認股權證		
認購價每股0.40港元之認股權證：		
年內發行之紅利認股權證及於二零零二年三月三十一日之已發行餘額	204,920,349	81,968

於年內，本公司向於二零零二年二月八日名列股東名冊之股東發行204,920,349份紅利認股權證，比例為當時每持有五股本公司股份可獲發一份認股權證。二零零三年認股權證之持有人可於二零零二年三月一日起至二零零三年八月二十九日（包括該日）止任何時間按初步認購價每股0.40港元（可予調整）認購本公司每股面值0.10港元之股最多81,968,140港元。

截至二零零二年三月三十一日止年度

31. 遞延稅項（續）

本年度未確認之撥回（應計）遞延稅項主要包括下列各項：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
下列時差項目之稅務影響：		
扣稅之數額與折舊數額之差額	**(5,993)**	(4,770)
就課稅計算之預付數額	**226**	332
在會計與課稅上確認工程收入之方法不同	**(3,069)**	8,750
已產生之稅務虧損	**970**	10,291
	(7,866)	14,603

於結算日，賬目未予確認而可能產生之遞延稅項資產（負債）主要包括下列各項：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
下列時差項目之稅務影響：		
扣稅之數額與折舊數額之差額	**(11,299)**	(5,306)
就課稅計算之預付數額	**(24)**	(250)
在會計與課稅上確認工程收入之方法不同	**(2,155)**	914
未動用稅務虧損	**43,834**	42,864
	30,356	38,222

可能產生之遞延稅項淨資產於賬目中未予確認，因於可預見之未來此資產之變現未能確定。

本公司於結算日並無未撥備之重大遞延稅項。

31. 遞延稅項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
承前結存	**42,358**	216,852	—	370
滙兌調整	—	(35,080)	—	—
出售附屬公司	—	(99,704)	—	—
年內撥回	**(6,474)**	(39,710)	—	(370)
結轉結存	**35,884**	42,358	—	—

於結算日，遞延稅項負債(資產)準備主要包括下列各項：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
下列時差項目之稅務影響：				
扣稅之數額超過折舊數額	**28,425**	35,515	—	—
就課稅計算之預付數額	**4,091**	2,867	—	—
在會計與課稅上確認				
工程收入之方法不同	**5,187**	16,469	—	—
未動用稅務虧損	**(1,819)**	(12,008)	—	—
其他	—	(485)	—	—
	35,884	42,358	—	—

28. 銀行借款

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
銀行借款包括：				
按揭貸款	**816,328**	264,335	**–**	–
銀行貸款	**391,725**	124,562	**10,000**	–
信託收據貸款	**7,037**	1,490	**5,743**	–
銀行透支	**80,759**	2,224	**1,995**	–
	1,295,849	392,611	**17,738**	–
分為：				
有抵押	**1,168,053**	388,897	**–**	–
無抵押	**127,796**	3,714	**17,738**	–
	1,295,849	392,611	**17,738**	–
銀行借款償還期如下：				
一年內或按通知	**468,267**	54,341	**17,738**	–
超過一年，但不超過兩年	**104,101**	324,895	**–**	–
超過兩年，但不超過五年	**459,521**	11,197	**–**	–
超過五年	**263,960**	2,178	**–**	–
	1,295,849	392,611	**17,738**	–
減：一年內到期或按通知及列作流動負債之款項	**(468,267)**	(54,341)	**(17,738)**	–
一年後到期之款項	**827,582**	338,270	**–**	–

29. 其他貸款

有關款項乃指按7.5厘年利率計息之有抵押應付票據，並已於年內全數償還。

30. 可換股票據

可換股可贖回票據以酒店物業之第一按揭及本集團若干附屬公司之股份作為抵押。該票據於其發行日期至二零零零年九月三十日期間不計利息，其後每年按6厘計算。年內並無換股權利獲行使，而有關款項已按面值全數贖回。

26. 應付賬款及應計開支

應付賬款及應計開支已計入約514,356,000港元(二零零一年：537,037,000港元)之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
90日內	**492,249**	515,432
超過90日但於180日內	**7,581**	9,479
超過180日	**14,526**	12,126
	514,356	537,037

27. 財務租約承擔

	最低租約款項		最低租約款項現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
本集團				
一年內到期之財務租約應付款項	—	6,763	—	6,450
減：未來財務費用	—	(313)	—	—
財務租約現值	—	6,450	—	6,450

截至二零零二年三月三十一日止年度

22. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約640,904,000港元(二零零一年：721,077,000港元)之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
90日內	**590,357**	636,065
90日至180日	**14,520**	24,277
超過180日	**36,027**	60,735
	640,904	721,077

23. 應收(應付)關連公司款項

該結餘指本公司應收(應付)本公司若干主要股東之附屬公司及聯營公司款項。除應收一間關連公司數額約25,054,000港元(二零零一年：144,285,000港元)，並按香港優惠利率加3厘(二零零一年：2厘)計算之利息外，該數額並無抵押、無固定還款期，且免息。

24. 應收(應付)聯營公司款項及應付共同控制機構款項

該結餘並無抵押、免息及無固定還款期。

25. 無抵押應收貸款

該貸款並無抵押，須於一年內收取，並按下列利率計算利息：

	本集團	
	二零零二年 千港元	二零零一年 千港元
香港優惠利率加1厘	**144,340**	25,500
香港優惠利率加2厘	**40,500**	56,987
香港優惠利率加3厘	**5,000**	5,000
	189,840	87,487

20. 其他長期投資

	本集團	
	二零零二年 千港元	二零零一年 千港元
非上市投資，按成本：		
香港	**15,901**	15,901
海外	**388**	325
	16,289	16,226

董事認為上述投資之價值最少與其賬面值相若。

21. 應收(應付)客戶合約工程款項

	本集團	
	二零零二年 千港元	二零零一年 千港元
於結算日之在建工程：		
現時已支出之工程費用	**31,249,672**	27,368,751
經確認溢利減經確認虧損	**941,835**	867,038
	32,191,507	28,235,789
減：進度付款	**(32,430,004)**	(28,672,690)
	(238,497)	(436,901)
來自：		
計入應收客戶合約工程款項	**375,414**	367,784
計入應付客戶合約工程款項	**(613,911)**	(804,685)
	(238,497)	(436,901)

於二零零二年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為544,866,000港元(二零零一年：530,644,000港元)。已計入應付賬款及應計開支之已收客戶合約工程墊款約為7,346,000港元(二零零一年：無)。

截至二零零二年三月三十一日止年度

19. 證券投資

	投資證券		其他投資		總額	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
本集團						
上市股本證券:						
香港	**644,030**	644,030	**34,005**	16,903	**678,035**	660,933
海外	**22,823**	24,285	**–**	–	**22,823**	24,285
非上市債務證券	**–**	–	**100,000**	100,000	**100,000**	100,000
	666,853	668,315	**134,005**	116,903	**800,858**	785,218
上市證券市值	**64,045**	112,939	**34,005**	16,903	**98,050**	129,842
就呈報目的而分析之賬面值:						
流動	**7,824**	–	**134,005**	16,903	**141,829**	16,903
非流動	**659,029**	668,315	**–**	100,000	**659,029**	768,315
	666,853	668,315	**134,005**	116,903	**800,858**	785,218

根據公司條例第129(2)條所披露,本集團於二零零二年三月三十一日所持之股本證券詳情如下:

公司名稱	註冊成立地點	投資類別	本集團所持已發行股本面值百份比
中策集團有限公司	香港	普通股	17.45%

董事認為上述投資之價值最少與其賬面值相若。

17. 聯營公司權益(續)

(b) 因收購聯營公司之溢價變動分析如下：

	本集團 千港元
成本	
於二零零一年四月一日	297,438
收購聯營公司	100,195
攤薄權益撤銷	(56,664)
於二零零二年三月三十一日	340,969
攤銷	
於二零零一年四月一日	54,590
本年度準備	18,723
攤薄權益撤銷	(10,447)
於二零零二年三月三十一日	62,866
賬面淨值	
於二零零二年三月三十一日	278,103
於二零零一年三月三十一日	242,848

商譽採納之攤銷期為20年。

(c) 應收聯營公司款項為無抵押及按香港最優惠利率加1厘(二零零一年：1厘)計息。董事認為，應收聯營公司款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各主要聯營公司於二零零二年三月三十一日之詳情載列於附註47。

本集團攤佔一間聯營公司因合約而產生之虧損約123,735,000港元(二零零一年：125,701,000港元)，可根據聯營公司的一位前度股東提供之擔保而悉數收回，故並未列入本集團賬目內。本集團於年內向該名前股東採取法律行動，追討上述虧損連同有關之利息及其他支出。董事於聽取法律意見後，相信訴訟成功機會頗大，應可向該名前股東全數收回虧損數額。

18. 共同控制機構權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
攤佔淨資產	**2,823**	276
應收共同控制機構款項	**5,000**	—
	7,823	276

應收共同控制機構款項為免息及無抵押。董事認為，有關款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各共同控制機構於二零零二年三月三十一日之詳情載列於附註47。

截至二零零二年三月三十一日止年度

17. 聯營公司權益

	本集團	
	二零零二年 千港元	二零零一年 千港元 （經重列）
攤佔淨資產：		
海外上市投資（*下文附註(a)*）	**495,691**	392,999
非上市投資	**10,723**	29,361
收購聯營公司所致溢價（*下文附註(b)*）	**278,103**	242,848
	784,517	665,208
應收聯營公司款項（*下文附註(c)*）	**64,035**	37,697
	848,552	702,905
上市投資市值	**1,300,600**	567,100

附註：

(a) 於二零零一年二月，本公司之前附屬公司Downer EDI Limited（「Downer」）成為本集團之主要聯營公司。Downer乃一家澳洲上市公司，並財政年結日為六月三十日。於二零零一年三月三十一日之綜合資產負債表，本集團於聯營公司之權益包括本集團攤佔Downer之資產淨值（根據截至二零零一年三月三十一日之賬目編製）。由二零零一年四月一日起，本集團於採用股權法時僅可查閱及採用Downer已刊發之財務資料。因此，於二零零二年三月三十一日攤佔Downer之權益乃根據Downer於二零零一年十二月三十一日之資產淨值及由二零零一年四月一日至二零零一年十二月三十一日之業績。

以下詳情乃摘錄自本集團之重要聯營公司Downer截至二零零一年十二月三十一日止六個月期間之已刊發財務資料摘要：

	千港元
期內業績：	
日常業務收入	5,145,763
除税前日常業務溢利	129,025
除税後日常業務溢利	84,285
財務狀況：	
非流動資產	3,789,308
流動資產	3,300,160
流動負債	(1,860,501)
非流動負債	(2,393,676)
優先股本	(251,613)

16. 附屬公司權益

	本公司	
	二零零二年	二零零一年
	千港元	千港元
非上市股份	**212,921**	212,921
貸款予附屬公司	**160,900**	166,500
應收附屬公司款項	**3,587,249**	3,757,912
	3,961,070	4,137,333
減：已確認減值虧損	**(457,468)**	—
	3,503,602	4,137,333

非上市股份按賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司實際淨資產之賬面值計算。

董事認為，借予附屬公司之貸款及應收附屬公司款項毋須於結算日起計十二個月內償還，故列為非流動。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之資本貸款。

本公司各主要附屬公司於二零零二年三月三十一日之詳情載列於附註47。

於二零零二年三月三十一日，董事審閱附屬公司權益之賬面值，預期若干虧蝕之附屬公司不會於其日後業務中帶來收入。因此，經參考有關附屬公司之有關資產負債售價淨額而估計之減值虧損約457,468,000港元(即附屬公司權益之賬面值超過其可收回款額)，乃於本年度收益表中確認。

截至二零零二年三月三十一日止年度

14. 物業、機械及設備（續）

本集團所持之酒店物業、土地及樓宇於結算日之賬面淨值包括：

	二零零二年 千港元	二零零一年 千港元
長期租賃物業於：		
香港	**605,000**	560,000
中國	**1,680**	1,714
中期租賃物業於：		
香港	**246,068**	251,369
中國	**623**	641
	853,371	813,724

二零零一年三月三十一日，本集團之物業、機械及設備賬面淨值包括按財務租約及持有之資產總額約為35,841,000港元。

於二零零二年三月三十一日，董事根據酒店物業之現金流量並按當時之利率貼現，估計其可收回款額超出其賬面值。因此，減值虧損約45,000,000港元已撥回本年度之綜合收益表。

15. 商譽

	本集團	
	二零零二年 千港元	二零零一年 千港元 （經重列）
成本值		
承前結存	**385,531**	841,501
收購附屬公司	–	84,862
出售及攤薄附屬公司權益後撇銷	–	(540,832)
結轉結存	**385,531**	385,531
攤銷及折舊		
承前結存	**364,784**	434,754
本年度準備	**2,305**	29,346
出售及攤薄附屬公司權益後撇銷	–	(99,316)
結轉結存	**367,089**	364,784
賬面淨值		
結轉結存	**18,442**	20,747

商譽所採納之攤銷期為20年。

13. 投資物業（續）

本集團持有之投資物業於結算日之賬面值如下：

	二零零二年 千港元	二零零一年 千港元
長期租約物業：		
香港	**85,000**	–
中國	**3,900**	6,130
中期租約物業：		
香港	**525,000**	539,000
中國	**62,000**	40,000
	675,900	585,130

14. 物業、機械及設備

	酒店物業 千港元	土地及樓宇 千港元	設備及機械 千港元	汽車及遊艇 千港元	傢具及裝置 千港元	總額 千港元
本集團						
成本						
於二零零一年四月一日	560,000	277,441	479,143	69,424	166,579	1,552,587
添置	–	–	6,874	854	24,520	32,248
出售	–	–	(20,081)	(8,424)	(2,687)	(31,192)
減值虧損撥回	45,000	–	–	–	–	45,000
於二零零二年三月三十一日	605,000	277,441	465,936	61,854	188,412	1,598,643
折舊及攤銷						
於二零零一年四月一日	–	23,717	250,774	33,419	44,405	352,315
本年度準備	–	5,353	44,352	6,587	26,739	83,031
出售後撇銷	–	–	(9,785)	(5,937)	(1,596)	(17,318)
於二零零二年三月三十一日	–	29,070	285,341	34,069	69,548	418,028
賬面淨值						
於二零零二年三月三十一日	605,000	248,371	180,595	27,785	118,864	1,180,615
於二零零一年三月三十一日	560,000	253,724	228,369	36,005	122,174	1,200,272

12. 每股盈利（虧損）（續）

於截至二零零二年三月三十一日止年度。本公司購股權、認股權證及有抵押可換股可贖回票據之行使價高於年內每股股份之平均價，故在計算每股攤薄溢利時乃假設其未被行使。

於截至二零零一年三月三十一日止年度，本公司購股權、認股權證、有抵押可換股可贖回票據及可換股債券倘獲行使會導致持續營運之每股淨虧損下降，故在計算每股攤薄虧損時乃假設其未被行使。

因上文附註2載列之會計政策變動產生對截至二零零一年三月三十一日止年度每股基本及攤薄虧損之調整如下：

	基本 港元	攤薄 港元
每股虧損：		
原先呈列	(0.479)	(0.487)
因採納新增／經修訂會計實務準則產生之調整	0.016	0.016
經重列	(0.463)	(0.471)

13. 投資物業

	本集團	
	二零零二年 千港元	二零零一年 千港元
估值		
承前結存	**585,130**	598,130
轉撥自待轉售發展中物業	**85,000**	–
其他增添	**36,900**	–
重估產生之虧絀	**(31,130)**	(13,000)
結轉結存	**675,900**	585,130

本集團之投資物業乃根據營業租約持作出租用途。該等物業已於二零零二年三月三十一日由獨立專業估值師RHL Appraisal Ltd. 按公開市值基準重估。投資物業之估值約為675,900,000港元（二零零一年：585,130,000港元），因重估該等物業產生之虧絀約31,130,000港元（二零零一年：13,000,000港元）已從收益表扣除。

11. 股息

	二零零二年 千港元	二零零一年 千港元 (經重列)
已付二零零二年中期股息－每股1.0仙(二零零一年：每股1.0仙)	**10,246**	9,801
擬派二零零二年末期股息－每股1.0仙(二零零一年：每股1.0仙)	**10,367**	9,925
	20,613	19,726
已付二零零一年末期股息－每股1.0仙(二零零零年：每股1.0仙)	**9,925**	9,852

截至二零零一年三月三十一日止年度末期股息及截至二零零二年三月三十一日止年度中期股息中約5,674,000港元及3,034,000港元，分別根據本公司於二零零一年七月十四日及二零零一年十二月十七日所公佈之以股代息計劃支付。此數額已於年內撥入滾存溢利*(附註35)*。

截至二零零二年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,036,744,924股計算。根據會計實務準則第9號(經修訂)，於本年度及過往年度結算日後建議派發之末期股息於賬目中不會確認為負債。

12. 每股盈利(虧損)

本年度每股基本及攤薄盈利(虧損)乃根據以下數據計算：

	二零零二年 千港元	二零零一年 千港元 (經重列)
盈利(虧損)：		
計算每股基本盈利(虧損)之盈利(虧損)	**70,703**	(454,440)
潛在攤薄普通股之效應：		
基於附屬公司每股盈利攤薄之攤佔附屬公司業績調整	**－**	(7,866)
基於聯營公司每股盈利攤薄之攤佔聯營公司業績調整	**(2,892)**	－
計算每股攤薄盈利(虧損)之盈利(虧損)	**67,811**	(462,306)
股份數目：		
計算每股基本盈利(虧損)之普通股加權平均數	**1,002,323,116**	981,793,807

截至二零零二年三月三十一日止年度

9. 董事及僱員酬金（續）

(b) 僱員酬金

本集團於本年度五位最高薪人員中包括四位（二零零一年：四位）董事，其酬金詳情已載列於上文(a)段。另一位（二零零一年：一位）人員之酬金詳情如下：

	二零零二年 千港元	二零零一年 千港元
薪酬及其他福利	**2,428**	2,492
非固定獎金	**–**	3,000
退休福利計劃供款	**115**	–
	2,543	5,492

年內，本集團並無向五位最高薪人員（包括董事）支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事免除任何酬金。

10. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅		
本年度	**7,721**	58,756
過往年度（超額準備）準備不足	**(638)**	30
	7,083	58,786
海外稅項	**4,390**	25,586
攤佔聯營公司業績之稅項	**42,924**	5,278
攤佔共同控制機構業績之稅項	**12**	13
	54,409	89,663
遞延稅項	**(6,474)**	(39,710)
	47,935	49,953

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率16%（二零零一年：16%）計算。

海外稅項根據有關司法權區之適用稅率計算。

遞延稅項之詳情載列於附註31。

9. 董事及僱員酬金

本年度董事及五位最高薪人員酬金如下：

(a) 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金：		
執行董事	**43**	40
非執行董事	**47**	60
	90	100
其他酬金：		
執行董事		
薪酬及其他福利	**18,705**	17,619
非固定獎金	**–**	9,000
退休福利計劃供款	**882**	882
非執行董事		
薪酬及其他福利	**1,000**	1,000
	20,587	28,501
	20,677	28,601

上述數額包括付予獨立非執行董事之董事袍金20,000港元(二零零一年：20,000港元)及其他酬金1,000,000港元(二零零一年：1,000,000港元)。

董事酬金級別如下：

	董事人數	
	二零零二年	二零零一年
零港元至1,000,000港元	**7**	6
4,000,001 港元至4,500,000港元	**1**	–
4,500,001 港元至5,000,000港元	**2**	–
6,000,001 港元至6,500,000港元	**1**	1
6,500,001 港元至7,000,000港元	**–**	1
7,000,001 港元至7,500,000港元	**–**	2

截至二零零二年三月三十一日止年度

7. 投資收入(開支)淨額

	二零零二年 千港元	二零零一年 千港元
贖回債務證券之溢價攤銷	—	6,396
重估投資物業之虧絀	**(31,130)**	(13,000)
股息收入:		
上市證券	—	2,987
非上市證券	—	24
出售溢利(虧損):		
非上市投資證券	—	21,354
非上市短期投資	**(22,000)**	—
其他上市投資	**4,795**	(155,771)
就投資證券已確認之減值虧損:		
非上市	**(1,000)**	—
上市	**(1,462)**	—
利息收入	**38,312**	137,996
有牌價其他投資之已變現及未變現之虧損淨額	**(1,760)**	(18,728)
撥回減值虧損:		
酒店物業	**45,000**	—
待售發展中物業	**8,829**	—
	39,584	(18,742)

8. 出售及攤薄附屬公司及聯營公司權益所致虧損

	二零零二年 千港元	二零零一年 千港元 (經重列)
出售及攤薄附屬公司權益之虧損	—	(289,190)
攤薄聯營公司權益之虧損	**(6,688)**	—
	(6,688)	(289,190)

5. 經營溢利（續）

附註：（續）

	二零零二年 千港元	二零零一年 千港元
(b) 員工支出：		
董事酬金：		
袍金	**90**	100
其他酬金	**20,587**	28,501
	20,677	28,601
其他員工支出：		
薪酬及津貼	**473,714**	1,569,152
退休福利計劃供款，減除沒收供款約6,203,000港元（二零零一年：3,238,000港元）	**9,947**	43,377
	504,338	1,641,130
減：撥作在建合約工程資本之數額	**(367,054)**	(494,674)
	137,284	1,146,456

6. 融資成本

	二零零二年 千港元	二零零一年 千港元
借款成本：		
可換股債券之遞延開支攤銷	—	4,409
須於五年內全數償還之銀行借款	**26,703**	49,197
毋須於五年內全數償還之銀行借款	**15,793**	58,290
可換股債券，包括於最後贖回可換股債券時應付之溢價攤銷	—	45,467
可換股票據	**1,275**	26,833
財務租約承擔	**265**	15,734
其他	**3,273**	20,922
	47,309	220,852
減：就所持發展中物業、待轉售發展中物業及在建合約工程撥作資本之數額	**(9,008)**	(9,202)
	38,301	211,650

截至二零零二年三月三十一日止年度

5. 經營溢利

	二零零二年 千港元	二零零一年 千港元
經營溢利已扣除：		
商譽攤銷（列入行政開支）	**2,305**	29,346
核數師酬金	**2,138**	6,503
物業、機械及設備折舊及攤銷（*下文附註(a)*）	**78,932**	347,575
出售物業、機械及設備之虧損	**8,768**	2,269
營業租約租金：		
樓宇	**5,788**	24,140
機械及設備	**9,206**	84,321
員工支出（*下文附註(b)*）	**137,284**	1,146,456
並已計入：		
營業租約之租金收入：		
樓宇，已扣除支銷13,437,000港元（二零零一年：12,871,000港元）	**23,925**	21,470
機械及設備	**1,454**	941

附註：

	二零零二年 千港元	二零零一年 千港元
(a) 物業、機械及設備之折舊及攤銷：		
自置資產	**76,321**	320,327
根據財務租約持有之資產	**6,710**	31,777
	83,031	352,104
減：撥作在建合約工程資本之數額	**(4,099)**	(4,529)
	78,932	347,575

4. 業務及地區分部(續)

地區分部

本集團之業務位於中華人民共和國(香港除外)(「中國」)、香港，以及太平洋地區及東南亞。

下表按地區市場劃分(不論商品／服務來源地)提供本集團營業額及溢利(虧損)之分析：

	營業額		經營溢利(虧損)	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
香港	**5,262,554**	6,329,493	**25,623**	7,098
中國	**81,256**	25,682	**(7,435)**	(18,288)
太平洋地區及東南亞	–	4,448,080	–	202,366
	5,343,810	10,803,255	**18,188**	191,176

以下為按資產分配至所在地區劃分，對分部資產及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
香港	**5,225,775**	5,399,101	**24,907**	148,942
中國	**134,551**	96,065	**44,241**	4,931
太平洋地區及東南亞	**832,673**	681,712	–	327,512
	6,192,999	6,176,878	**69,148**	481,385

截至二零零二年三月三十一日止年度

4. 業務及地區分部(續)

業務分部(續)

	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	酒店及餐飲	物業租賃	銷售物業	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產負債表										
資產										
分部資產	1,313,816	730,677	386,604	196,786	–	625,069	662,468	239,743	–	4,155,163
聯營公司權益	42,442	(1,469)	–	2,746	635,846	–	–	–	23,340	702,905
共同控制機構權益	–	276	–	–	–	–	–	–	–	276
未能分配企業資產										1,318,534
資產總額										6,176,878
負債										
分部負債	1,112,939	677,835	112,471	43,932	–	78,903	15,674	42,613	–	2,084,367
未能分配企業負債										1,242,447
負債總額										3,326,814
其他資料										
資本增添	6,298	4,529	15,210	6,525	327,512	58,731	1,772	50,429	10,379	481,385
商譽攤銷	2,305	–	–	–	27,041	–	–	–	–	29,346
重估投資物業產生之虧絀	–	–	–	–	–	–	13,000	–	–	13,000
物業、機械及設備之折舊及攤銷	22,476	5,744	18,922	5,172	278,912	2,157	8,678	–	5,514	347,575

4. 業務及地區分部(續)

業務分部(續)

截至二零零一年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	酒店及餐飲 千港元	物業租賃 千港元	銷售物業 千港元	對銷 千港元	綜合 千港元
營業額										
對外銷售	4,301,679	1,675,977	755,127	50,754	3,904,039	5,033	47,572	63,074	–	10,803,255
分部之間銷售	134,884	2,663	182,209	108,375	–	–	24,765	–	(452,896)	–
	4,436,563	1,678,640	937,336	159,129	3,904,039	5,033	72,337	63,074	(452,896)	10,803,255
攤佔聯營公司及共同控制機構	54,918	127,190	–	1,964	94,373	–	–	–	–	278,445
總計	4,491,481	1,805,830	937,336	161,093	3,998,412	5,033	72,337	63,074	(452,896)	11,081,700
業績										
分部業績	216,491	(232,276)	363	(15,592)	178,467	(14,197)	23,153	34,767		191,176
融資成本										(211,650)
投資開支淨額										(18,742)
出售及攤薄附屬公司虧損										(289,190)
攤佔聯營公司業績	1,586	7,518	–	(887)	6,752	–	–	–		14,969
攤佔共同控制機構業績	–	293	–	–	–	–	–	–		293
除稅前虧損										(313,144)
稅項										(49,953)
未計少數股東權益前虧損										(363,097)
少數股東權益										(91,343)
年度虧損										(454,440)

分部之間之銷售額乃按市價收取或(倘並無可參考之市價)按雙方釐定及同意之條款收取。

截至二零零二年三月三十一日止年度

4. 業務及地區分部（續）

業務分部（續）

	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	酒店及餐飲	物業租賃	銷售物業	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產負債表										
資產										
分部資產	1,494,521	707,593	354,230	78,857	–	675,450	717,670	9,874	–	4,038,195
聯營公司權益	58,043	1,526	–	3,519	773,794	–	–	–	11,670	848,552
共同控制機構權益	–	7,823	–	–	–	–	–	–	–	7,823
未能分配企業資產										1,298,429
資產總額										6,192,999
負債										
分部負債	960,621	628,893	182,572	26,993	–	9,552	13,024	9,231	–	1,830,886
未能分配企業負債										1,351,419
負債總額										3,182,305
其他資料										
資本增添	1,941	1,289	1,930	8,745	–	14,163	38,118	–	2,962	69,148
商譽攤銷	2,305	–	–	–	–	–	–	–	–	2,305
重估投資物業產生之虧絀	–	–	–	–	–	–	31,130	–	–	31,130
物業、機械及設備之折舊及攤銷	18,069	6,594	19,272	5,670	–	14,602	8,633	–	6,092	78,932
物業權益減值虧損撥回	–	–	–	–	–	45,000	8,829	–	–	53,829
非上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,000	1,000
上市投資證券減值虧損	–	–	–	–	–	–	–	–	1,462	1,462

4. 業務及地區分部

業務分部

就管理而言，本集團之業務分為八個經營部門，分別為樓宇建築工程、土木工程、專項工程、建築材料、工程及基建服務、酒店及餐飲、物業租賃及銷售物業。此等部門為本集團報告其主要分部資料之基準。

董事認為，包括應佔聯營公司及共同控制機構之營業額可更清晰顯示本集團之業務狀況。

截至二零零二年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	酒店及餐飲	物業租賃	銷售物業	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	3,116,878	1,329,728	586,850	25,389	–	68,563	49,030	167,372	–	5,343,810
分部之間銷售	49,240	1,564	67,173	45,765	–	–	23,679	–	(187,421)	–
	3,166,118	1,331,292	654,023	71,154	–	68,563	72,709	167,372	(187,421)	5,343,810
應佔聯營公司及共同控制機構	55,862	341,737	–	3,862	3,064,498	–	–	–	–	3,465,959
總計	3,221,980	1,673,029	654,023	75,016	3,064,498	68,563	72,709	167,372	(187,421)	8,809,769
業績										
分部業績	7,756	19,210	(25,079)	(20,394)	–	(13,607)	21,994	28,308		18,188
融資成本										(38,301)
投資收入淨額										39,584
攤薄聯營公司權益虧損										(6,688)
應佔聯營公司業績	3,368	694	–	1,509	110,000	–	–	–		115,571
應佔共同控制機構業績	–	8,559	–	–	–	–	–	–		8,559
聯營公司權益減值虧損										(11,670)
除稅前溢利										125,243
稅項										(47,935)
未計少數股東權益前溢利										77,308
少數股東權益										(6,605)
年度溢利										70,703

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

截至二零零二年三月三十一日止年度

3. 主要會計準則(續)

稅項

稅項之支出乃根據本年度業績就毋須課稅或不可扣除之項目作出調整而計算。時差乃由於在計算稅項時確認若干收入及支出之期間與該等項目列入賬目賬項之期間有所不同而產生。因時差產生之稅務影響以負債方式於賬目中確認為遞延稅項,惟只限於確認在可見將來可能實現之負債或資產。

外幣

以外幣結算之交易均按交易日之滙率折算,而以外幣結算之貨幣資產及負債則按結算日之滙率折算。滙兑盈虧概撥入收益表中處理。

在綜合賬目時,以外幣結算之業務賬目概按結算日之滙率折算。一切滙兑差額概撥入儲備中處理。

3. 主要會計準則(續)

根據財務租約而持有之資產(續)

所有其他租約均列為營業租約，而應付之租金則按有關租約年期以直線法自收益表中扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、酒店營運帶來之收益、物業租金及有關收入以及因出售物業而已收及應收之總收益。

收入確認

來自固定價格工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

發展完成前預售物業之收入，由簽訂有約束力之銷售協議至發展完成之期間，按完工百份比(根據年內經核實合約價值計算)確認。如買方未能於完成時支付買價餘額而本集團行使其轉售物業之權利，則於完成前收取之銷售訂金可予沒收。遭沒收銷售訂金與確認至沒收日期止之溢利間之多出或不足款額，會撥入收益表或自收益表扣除。

酒店服務收入在提供服務時確認。

投資股息收入於股東收取股息之權利確立時入賬。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

營業租約租金收入按有關租約年期以直線法入賬。

將借貸成本撥作資本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利計劃

本集團本年度之已界定供款退休福利計劃之供款數額已於收益表扣除。

截至二零零二年三月三十一日止年度

3. 主要會計準則（續）

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券及其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本減非短暫虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減非短暫虧損準備列賬。

工程合約

倘工程合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段（與工程收入之基準相同）確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

可換股債券

可換股債券以獨立項目披露，並除換股實際進行外被視作負債。計算有關可換股債券於收益表確認之融資成本（包括最後贖回可換股債券時應付之溢價），乃就各會計期間可換股債券之尚未償還結餘訂出固定之定期回報率。

發行可換股債券產生之有關成本，按由債券發行之日至其最後贖回日期之可換股債券有效年期以直線法遞延及攤銷。倘任何債券於最後贖回日期前換股、贖回或購回及註銷，則任何尚未攤銷剩餘成本之有關部份，將隨即撥入收益表內。

根據財務租約而持有之資產

凡其租約條款規定將有關資產擁有權之絕大部份風險及報酬大部份轉移至本集團之資產，均列為財務租約。根據財務租約持有之資產概按收購日期之公平值撥作資本。對出租人有關付款責任在扣除利息開支後，已計入資產負債表內作為財務租約。融資成本為承擔總額與訂立財務租約時之未償還本金額之差額，乃按個別租約之年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支自收益表中扣除。

3. 主要會計準則(續)

物業、機械及設備(續)

其他資產按其估計可使用年期以直線法撇銷其成本，年率由10%至33¹/₃%不等。

凡按財務租約持有之資產，乃按其估計可使用年期或有關租約年期(以較短之期間為準)計算折舊，年率與本集團自置資產相同。

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

待轉售物業及待轉售發展中物業

待轉售之發展中物業乃歸納為流動資產，並按成本及可變現淨值兩者之較低者列賬。成本包括收購成本、撥作資本之借貸成本及其他與該物業有關之直接成本。可變現淨值乃參考管理層根據市場現況估計之售價，減以推廣及出售之一切估計費用而釐訂。

附屬公司投資

於附屬公司之投資按成本減任何已確認之虧損準備計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷或轉撥至收入之溢價減已識別之任何減值虧損列賬。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

減值

於每一結算日，本集團審閱其有形及無形資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

截至二零零二年三月三十一日止年度

3. 主要會計準則

本賬目乃根據歷史成本(已就投資物業及證券投資之重估作出修訂)編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目內均予以撇除。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日根據獨立專業估值之公開市值入賬。除非有關租約之剩餘年期(包括可續年期)為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備不足以備足有關虧絀，則虧絀超逾物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

物業、機械及設備

物業、機械及設備(酒店物業及永久業權土地除外)按成本減折舊及攤銷及任何已識別減值虧損列賬。

酒店物業按成本列賬，而租期逾二十年之酒店物業不作折舊撥備。本集團一般會將物業一直維持於良好之維修保養狀況，故董事認為因其高剩餘價值而無須折舊撥備，有關之維修開支於開支出現年度之收益表中處理。

永久業權土地不予攤銷。租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年(以較短之期間為準)以直線法撇銷。

2. 採納會計實務準則(續)

商譽(續)

此等會計政策變動對在二零零零年四月一日之商譽儲備及累計溢利(虧損)之影響概列如下：

	本集團			本公司
		累計溢利		
	商譽儲備	(虧損)	總計	累計溢利
	千港元	千港元	千港元	千港元
重列先前與儲備對銷之商譽為資產，並追溯確認累計攤銷及過往減值虧損	841,501	(466,565)	374,936	–
於計算出售及攤薄附屬公司權益之收益／虧損時剔除先前攤銷之商譽	–	31,811	31,811	–
毋須確認建議派發股息為負債	–	9,801	9,801	9,801
	841,501	(424,953)	416,548	9,801

於追溯過往年度確認之商譽減值虧損總額約258,786,000港元，乃涉及若干附屬公司及一家聯營公司，其主要業務分別於香港製造及買賣混凝土產品、樓宇及土木工程，以及升降機及自動電梯安裝及維修。減值虧損乃指賬面值超出其可收回款額之數額，其中收回數額以附屬公司及聯營公司之現金流量經有關財政年度結束時之利率貼現而估計。

此等會計政策變動對本年度及前一年度之業績影響概列如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
商譽攤銷	**(2,305)**	(29,346)
攤佔聯營公司商譽攤銷	**(18,723)**	–
於計算出售及攤薄附屬公司及聯營公司權益之收益／虧損時剔除先前攤銷之商譽	**10,447**	44,726
	(10,581)	15,380

截至二零零二年三月三十一日止年度

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其股份及認股權證在香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，各主要附屬公司、聯營公司及共同控制機構業務之詳情載列於附註47。

2. 採納會計實務準則

於本年度內，本集團首次採納由香港會計師公會頒佈之多項新增及經修訂會計實務準則(「會計實務準則」)。採納此等會計實務準則導致本集團之會計政策出現多項變動。此外，此等賬目已採納有關之新增及經修訂會計實務準則引入之其他及經修訂披露規定。

採納此等新增及經修訂會計實務準則導致本集團之會計政策出現下列變動，並影響於本年度或過往年度呈報之款額及披露資料：

於結算日後建議派發或宣派之股息

根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後建議派發或宣派之股息不會於結算日確認為負債，但會於賬目附註中披露。該項會計政策變動具追溯效力，並導致前一期間調整。

租賃

會計實務準則第14號(經修訂)「租賃」對財務及營業租約之會計基準，以及本集團之租賃安排指定之披露方式引入若干修訂。此等變動對本年度或過往年度之業績並無影響，因此，毋須作出前一期間調整。對本集團之租賃安排之披露方式作出修訂，以便符合會計實務準則第14號(經修訂)之規定。比較款額及披露資料已重列，務求達致貫徹之呈列方式。

分部報告

本集團已將可呈報分部之識別基準更改至符合會計實務準則第26號「分部報告」之規定。前一年度之分部披露資料已修訂，務求使有關資料以貫徹基準呈列。

商譽

本集團已採納會計實務準則第30號「企業合併」，並選擇重列先前與儲備對銷之商譽。因此，該商譽之款額已根據會計實務準則第30號之規定重新計算。於收購有關附屬公司、聯營公司或共同控制機構日期至採納會計實務準則第30號日期就商譽之累計攤銷及過往減值虧損已分別確認，並導致前一期間調整。於重列後，商譽於資產負債表呈列為資產項目，並按其估計可用年期攤銷。收購聯營公司或共同控制機構權益產生之溢價以商譽之相同方式處理，惟有關溢價已撥充本集團於聯營公司／共同控制機構之權益。

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
融資前現金流出淨額		**(109,400)**	(33,422)
融資	39		
新籌取銀行貸款		**888,882**	900,594
償還可換股票據		**(450,000)**	–
償還其他貸款		**(321,760)**	–
償還銀行貸款		**(64,179)**	(337,448)
償還財務租約承擔		**(6,450)**	(56,186)
償還少數股東貸款		**(2,953)**	(95,100)
共同控制機構(還款)墊款		**(890)**	13,390
發行股份費用		**(535)**	(293)
購回及贖回可換股債券		–	(1,076,451)
少數股東出資		–	746
融資現金流入(流出)淨額		**42,115**	(650,748)
現金及與現金等值項目減少		**(67,285)**	(684,170)
承前現金及與現金等值項目		**588,216**	1,314,426
滙率變動之影響		–	(42,040)
結餘現金及與現金等值項目		**520,931**	588,216
現金及與現金等值項目分析			
短期銀行存款		**559,437**	527,260
銀行結存及現金		**42,253**	63,180
籌取時於三個月內到期之銀行借款		**(80,759)**	(2,224)
		520,931	588,216

綜合現金流量表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務之現金流入淨額	36	**6,105**	650,164
投資回報及融資費用			
已付利息		**(67,927)**	(199,468)
已付股息		**(11,463)**	(15,093)
已付附屬公司少數股東股息		**(3,150)**	(58,095)
已收利息		**42,468**	121,276
已收聯營公司股息		**31,695**	1,902
已收共同控制機構之股息		**6,000**	–
已收上市證券投資之股息		–	2,877
已收非上市證券投資之股息		–	24
投資回報及融資費用之現金流出淨額		**(2,377)**	(146,577)
稅項			
已付香港利得稅		**(18,082)**	(59,113)
已付海外稅項		**(3,339)**	(50,573)
香港利得稅退款		**96**	444
稅項現金流出淨額		**(21,325)**	(109,242)
投資業務			
墊支貸款		**(118,840)**	(39,500)
投資物業增加		**(36,900)**	–
物業、機械及設備增加		**(32,248)**	(381,000)
墊支聯營公司款項		**(26,338)**	(16,529)
墊支關連公司款項		**(25,054)**	(35,405)
其他投資增加		**(22,694)**	(640)
短期投資增加		**(22,000)**	–
墊支共同控制機構款項		**(5,000)**	–
投資證券增加		**(1,000)**	(322,270)
其他長期投資增加		**(63)**	(258)
關連公司償還款項		**144,285**	–
償還應收貸款		**40,316**	333,333
出售其他投資所得款項		**8,627**	86,316
出售物業、機械及設備所得款項		**5,106**	135,922
收購附屬公司(扣除購得之現金及與現金等值項目)	37	–	(127,634)
發展中物業支出		–	(91,183)
出售及攤薄附屬公司權益所得款項(扣除出售之現金及與現金等值項目)	38	–	(56,007)
投資於聯營公司增加		–	(23,340)
贖回債務證券所得款項		–	67,001
出售投資證券所得款項		–	23,935
聯營公司還款		–	19,492
投資業務之現金流出淨額		**(91,803)**	(427,767)

截至二零零二年三月三十一日止年度

	二零零二年 千港元	二零零一年 千港元 (經重列)
並未計入綜合收益表之海外業務換算滙兑差額	**79,793**	(119,529)
年度溢利(虧損)	**70,703**	(454,440)
已確認收益(虧損)總額	**150,496**	(573,969)
因採納新增/經修訂會計實務準則導致會計政策變動之影響產生之前一期間調整		
— 於二零零零年四月一日之商譽儲備減少		841,501
— 於二零零零年四月一日之滾存溢利減少		(424,953)
		416,548

資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 （經重列）
非流動資產			
附屬公司權益	16	**3,503,602**	4,137,333
流動資產			
應收賬款、訂金及預付款項		**522**	914
可退回稅款		**–**	21
銀行結存		**179**	178
		701	1,113
流動負債			
應付賬款及應計開支		**792**	13,133
銀行借款	28	**17,738**	–
		18,530	13,133
流動負債淨值		**(17,829)**	(12,020)
總資產減流動負債		**3,485,773**	4,125,313
非流動負債			
可換股票據	30	**–**	450,000
資產淨值		**3,485,773**	3,675,313
資本及儲備			
股本	32	**103,675**	99,249
儲備	35	**3,382,098**	3,576,064
股東資金		**3,485,773**	3,675,313

董事總經理
陳佛恩

董事
周美華

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 （經重列）
非流動負債			
一年後到期之銀行借款	28	**827,582**	338,270
可換股票據	30	—	450,000
遞延稅項	31	**35,884**	42,358
		863,466	830,628
資產淨值		**2,995,030**	2,834,902
資本及儲備			
股本	32	**103,675**	99,249
儲備	35	**2,891,355**	2,735,653
股東資金		**2,995,030**	2,834,902

載於第25頁至第83頁之賬目已於二零零二年七月十八日獲董事局核准，並由下列董事代表董事局簽署：

董事總經理
陳佛恩

董事
周美華

綜合資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
非流動資產			
投資物業	13	**675,900**	585,130
物業、機械及設備	14	**1,180,615**	1,200,272
商譽	15	**18,442**	20,747
聯營公司權益	17	**848,552**	702,905
共同控制機構權益	18	**7,823**	276
證券投資	19	**659,029**	768,315
其他長期投資	20	**16,289**	16,226
		3,406,650	3,293,871
流動資產			
待轉售發展中物業		—	174,359
待轉售物業		**7,692**	—
應收客戶合約工程款項	21	**375,414**	367,784
應收賬款、訂金及預付款項	22	**1,371,982**	1,441,677
應收關連公司款項	23	**34,095**	144,534
應收聯營公司款項	24	**58,007**	55,576
無抵押應收貸款	25	**189,840**	87,487
證券投資	19	**141,829**	16,903
可退回税款		**5,800**	4,247
短期銀行存款		**559,437**	527,260
銀行結存及現金		**42,253**	63,180
		2,786,349	2,883,007
流動負債			
應付客戶合約工程款項	21	**613,911**	804,685
應付賬款及應計開支	26	**1,135,357**	1,275,854
應付關連公司款項	23	**1,467**	1,582
應付聯營公司款項	24	**4,482**	6,164
應付共同控制機構款項	24	**91,694**	13,390
應付税項		**3,661**	11,960
財務租約承擔	27	—	6,450
一年內到期之銀行借款	28	**468,267**	54,341
其他貸款	29	—	321,760
		2,318,839	2,496,186
流動資產淨值		**467,510**	386,821
總資產減流動負債		**3,874,160**	3,680,692
少數股東權益		**15,664**	15,162

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元 (經重列)
營業額			
本公司及附屬公司		**5,343,810**	10,803,255
攤佔聯營公司及共同控制機構		**3,465,959**	278,445
		8,809,769	11,081,700
本集團營業額		**5,343,810**	10,803,255
銷售成本		**(5,174,038)**	(10,046,207)
毛利		**169,772**	757,048
其他收入		**23,829**	14,297
行政費用		**(175,413)**	(554,923)
其他經營費用		**—**	(25,246)
經營溢利	5	**18,188**	191,176
融資成本	6	**(38,301)**	(211,650)
投資收入(開支)淨額	7	**39,584**	(18,742)
出售及攤薄附屬公司及聯營公司權益所致虧損	8	**(6,688)**	(289,190)
攤佔聯營公司業績		**103,901**	14,969
攤佔共同控制機構業績		**8,559**	293
除稅前溢利(虧損)		**125,243**	(313,144)
稅項	10	**(47,935)**	(49,953)
除稅後溢利(虧損)		**77,308**	(363,097)
少數股東權益		**(6,605)**	(91,343)
股東應佔溢利(虧損)		**70,703**	(454,440)
股息	11		
已付中期股息		**10,246**	9,801
擬派末期股息		**10,367**	9,925
		20,613	19,726
		港元	港元
每股盈利(虧損)	12		
基本		**0.071**	(0.463)
攤薄		**0.068**	(0.471)

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致保華德祥建築集團有限公司
(在百慕達註冊成立之有限公司)
全體股東

本核數師行已完成審核載於第25頁至第83頁按照香港普遍採納之會計原則編製之賬目。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之賬目。在編製該等賬目時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等賬目表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬目時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等賬目是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等賬目所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之賬目均真實與公平地反映 貴公司及 貴集團於二零零二年三月三十一日之財政狀況及 貴集團截至該日止年度之盈利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤‧關黃陳方會計師行
執業會計師

香港，二零零二年七月十八日

捐款

本集團年內之慈善及其他捐款共約33,000港元。

核數師

德勤•關黃陳方會計師行為本公司過去三年之核數師，本公司將於股東週年大會上提呈一項決議案續聘德勤•關黃陳方會計師行為本公司之核數師。

承董事局命

主席
陳國強博士

香港，二零零二年七月十八日

上述公司為本公司主要股東德祥企業之聯繫人士(按上市規則界定)。本公司董事陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生亦為德祥企業之董事。

獨立非執行董事認為上述交易乃在本集團日常業務中,並根據監管該等交易之協議(如有)所訂之條款進行。

此外,本集團亦向下列非全資附屬公司及聯營公司提供墊款:

(a) 於二零零二年三月三十一日,本公司之附屬公司向本集團擁有70%股權之恆加混凝土制品有限公司(「恆加」)墊支約27,123,000港元作其營運所需資金。該墊款為恆加股東向恆加作出之唯一財政資助。墊款並無抵押及無固定還款期及免息,惟其中約24,580,000港元須按商業息率計息;及

(b) 於二零零二年三月三十一日,本集團向本集團與本公司董事張漢傑先生共同擁有之Sino Grace Enterprises Limited(「Sino Grace」)墊支約9,013,000港元。墊款乃按本集團於Sino Grace之股份權益提供。墊款為無抵押、免息及無固定還款期。

主要股東

除上文「董事於證券之權益」一節所披露者外,根據本公司按披露權益條例第16(1)條所置存之主要股東登記冊所載,及據本公司董事所知,本公司並未獲知會於二零零二年三月三十一日佔有本公司已發行股本10%或以上之任何其他權益。

退休福利計劃

本集團退休福利計劃之資料載列於賬目附註5(b)及41。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文,規定本公司須按持股比例向現有股東提呈發售新股,惟百慕達法例並無限制此等權利。

公司監管

董事認為,本公司於截至二零零二年三月三十一日止年度均符合上市規則附錄十四所載之最佳應用守則。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內概無購買、出售或贖回本公司之任何上市證券。

先前於截至二零零一年三月三十一日止年度之本公司年報披露董事於競爭業務權益之詳情變動如下：

1. 陳國強博士於二零零一年八月二十九日辭任新世界數碼基地之董事；

2. 劉高原先生於二零零一年七月十日辭任中策之董事，但仍出任中策之替任董事；

3. 周美華女士於二零零一年十二月十三日辭任東魅之董事總經理，但仍出任東魅之董事；

4. 於年內，新世界數碼基地出售其若干附屬公司，而周美華女士為該附屬公司之董事；

5. 張漢傑先生於二零零一年十二月四日獲委任為本公司董事；及

6. 霍建寧先生、葉德銓先生、麥理思先生及黃錦昌先生於本年度內辭任本公司董事。

經考慮上述業務之性質、範圍及規模後，本公司董事認為，有關業務將不會與本集團之業務構成任何重大競爭。

除上文所披露者外，如不計本集團業務，各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

董事於重要合約中之權益

除下文「關連交易」一段所披露者外，本公司各董事在本公司或其任何附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

關連交易

年內，本集團與德祥企業及其聯繫人士進行以下交易：

對方公司名稱	交易性質	數額 千港元
Dreyer and Company Limited	本集團購買建築材料及相關安裝工程	882
	本集團收取租金及相關物業管理費	156
德祥企業管理有限公司	本集團收取租金及相關物業管理費	77
東方紅財務（香港）有限公司	本集團收取租金及相關物業管理費	14

董事在競爭業務之權益

根據上市規則第8.10條，於二零零二年三月三十一日，本公司董事在競爭業務須作披露之權益如下：

董事姓名	公司名稱	競爭業務之性質	權益性質
陳國強	中策集團有限公司(「中策」)及其附屬公司	香港及中國大陸之地產業務	出任中策之主席及為主要股東
	東方魅力集團有限公司(「東魅」)及其附屬公司	香港及中國大陸之地產業務	為東魅之主要股東
劉高原	中策及其附屬公司	香港及中國大陸之地產業務	出任中策之替任董事
	新世界數碼基地有限公司(「新世界數碼基地」)及其附屬公司	香港之地產業務	出任新世界數碼基地之董事
陳佛恩	中國置地集團有限公司(「中國置地」)及其附屬公司	香港及中國大陸之地產業務	出任中國置地之副主席
周美華	中國置地及其附屬公司	香港及中國大陸之地產業務	出任中國置地之董事
	中策及其附屬公司	香港及中國大陸之地產業務	出任中策之董事
	東魅及其附屬公司	香港及中國大陸之地產業務	出任東魅之董事
張漢傑	中國置地及其附屬公司	香港及中國大陸之地產業務	出任中國置地之執行副主席

董事於證券之權益

於二零零二年三月三十一日，根據本公司按證券(披露權益)條例(「披露權益條例」)第二十九條所置存之登記冊所載，本公司董事持有本公司及其相聯法團(按披露權益條例界定)之證券權益，或按上市規則所定上市公司董事進行證券交易之標準守則(「標準守則」)須向本公司及香港聯交所申報之權益如下：

董事姓名	權益性質	所持本公司股份數目	所持認股權證數目(「二零零三年認股權證」)	因行使本公司購股權而須發行之本公司股份數目
陳國強	公司權益*(附註)*	441,579,452	86,465,812	–
	個人權益	–	–	9,587,301
劉高原	個人權益	–	–	14,587,301
陳佛恩	個人權益	–	–	14,587,301
周美華	個人權益	–	–	15,687,301
張漢傑	個人權益	400	80	–

附註： 陳國強博士由於擁有Chinaview International Limited之股權而被視作擁有441,579,452股本公司股份及86,465,812股本公司股份之二零零三年認股權證，Galaxyway Investments Limited為Chinaview International Limited之全資附屬公司，並擁有三分之一以上德祥企業集團有限公司(「德祥企業」)已發行普通股本，而德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited則擁有該等股份及二零零三年認股權證。

除上文披露者外，於二零零二年三月三十一日，根據本公司按披露權益條例第二十九條所置存之登記冊所載，本公司董事概無於本公司或其任何相聯法團(按披露權益條例界定)之任何證券中持有任何權益，或按標準守則須向本公司及香港聯交所申報之權益。

董事購買股份或債券之權利

除上文「購股權」一節所披露者外，本公司或其任何附屬公司於年內並未訂立任何安排，使本公司董事從購買本公司或任何其他公司之股份或債務證券(包括公司債券)而獲益，而董事、主要行政人員或彼等之配偶或未滿十八歲之子女於年內概無任何可認購本公司證券之權利，亦無行使任何該等權利。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

陳國強	*（主席）*
劉高原	*（副主席）*
陳佛恩	*（董事總經理）*
周美華	
張漢傑	*（於二零零一年十二月四日獲委任）*

非執行董事

張定球*	
郭少強*	
黃錦昌	*（於二零零一年十一月八日辭任）*
麥理思	*（於二零零一年十二月四日辭任）*
霍建寧	*（於二零零一年十二月七日辭任）*
葉德銓	*（於二零零一年十二月七日辭任，並於二零零一年十二月七日辭任為霍建寧之替任董事）*

* 獨立非執行董事

根據本公司之公司細則第87(1)條及87(2)條，張定球先生於即將舉行之股東週年大會上須輪值退任，惟彼等可膺選連任。

根據本公司之公司細則第86(2)條，張漢傑先生於即將舉行之股東週年大會上須輪值退任，惟彼等可膺選連任。

每位非執行董事之任期由獲委任當日至根據本公司之公司細則輪席退任為止。

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可毋須補償（法定補償除外）而終止之服務合約。

在承授人支付1.00港元之代價後，提呈授出之購股權可於提呈日期起計28日內接納。於每次授出購股權時，本公司董事可酌情決定指定之行使期，惟行使期不得超過接納購股權日期後六個月期滿開始起計三年期間。行使價乃由本公司董事釐定，並不會低於下列兩者中之較高者：本公司股份面值及股份緊接授出日期前五個交易日之平均收市價之80%。

於年內及年終授予本公司董事之本公司所有尚未行使購股權之詳情如下：

董事姓名	授出日期	每股行使價 港元	因行使購股權而須發行之本公司股份數目
陳國強	一九九八年十二月十八日	0.6048	9,587,301
劉高原	一九九八年十二月十八日	0.6048	9,587,301
	一九九九年十二月十七日	0.5552	5,000,000
陳佛恩	一九九八年十二月十八日	0.6048	9,587,301
	一九九九年十二月十七日	0.5552	5,000,000
周美華	一九九八年十二月十八日	0.6048	9,587,301
	一九九九年十二月十七日	0.5552	6,100,000

尚未行使之購股權可於接納購股權日期後六個月期滿開始起計三年期間內任何時間行使。

年內並無授出或行使購股權。

投資物業

本集團之投資物業已於二零零二年三月三十一日由獨立專業估值師按公開市值基準重估，得出約31,130,000港元之物業重估虧絀已於收益表扣除。

上述及年內本集團投資物業之其他變動詳情載列於賬目附註13。

物業、機械與設備

於本年內，本集團動用約32,248,000港元購置物業、機械與設備，以擴展及提升生產能力。

上述及本集團年內之物業、機械與設備之其他變動詳情載列於賬目附註14。

主要物業

本集團於二零零二年三月三十一日之主要物業之有關詳情，載列於本年報第85頁。

股本及認股權證

於二零零二年二月八日按每持有五股本公司股份獲發一份紅利認股權證之基準發行認股權證(「二零零三年認股權證」)。每份二零零三年認股權證之持有人可按0.4港元之價格，於發行日期起至二零零三年八月二十九日任何時間，以現金認購本公司一股新股。

上述事項及年內本公司已發行股本與認股權證之其他變動詳情分別載列於賬目附註32及33。

購股權

本公司於一九九三年九月一日採納購股權計劃(「計劃」)，以表揚合資格董事及僱員於過去之貢獻，有關計劃將於二零零三年八月三十一日屆滿。根據計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出可認購本公司股份之購股權。

於二零零二年三月三十一日，根據計劃已授出及餘下尚未行使之購股權所涉及之股份數目為54,449,206股，佔於當日已發行本公司股份之5.25%。根據計劃可授出之購股權所涉及之股份數目最多不可超過本公司不時已發行股本之10%。

倘根據計劃授出之購股權於全數行使時將導致先前授予或將授予任何人士且於當時仍然生效及尚未行使之所有購股權已發行及可予發行之本公司股份總數超過根據計劃當時發行及可予發行之本公司股份總數之25%，則不可授出購股權予該名人士。

董事局謹提呈本集團及本公司截至二零零二年三月三十一日止年度之年度報告書及經審核賬目。

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於二零零二年三月三十一日之業務載列於賬目附註47。

業績及利潤分配

截至二零零二年三月三十一日止年度本集團之業績及本公司之利潤分配載列於本年報第25頁綜合收益表及連帶之賬目附註。

年內已派之中期股息每股1.0仙，合共派息約10,246,000港元。董事建議派發末期股息每股1.0仙(以股代息方式連同現金選擇權)予於二零零二年十月四日名列股東名冊之股東，合共派息約10,367,000港元。股息詳情載列於賬目附註11。

儲備

本集團及本公司於本年內之儲備變動載列於賬目附註35。

主要客戶及供應商

於截至二零零二年三月三十一日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約71%及17%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

據董事所知，概無董事、彼等之聯繫人士(按香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「上市規則」)界定)或據董事所知擁有本公司股本逾5%之股東於截至二零零二年三月三十一日止年度於本集團之五大客戶其中任何一家擁有權益。

流動資金及資本來源

本集團現時保持多種融資信貸額以應付其營運資金所需。於二零零二年三月三十一日，本集團之借款總額約達1,295,849,000港元，其中約468,267,000港元須於一年內償還，約104,101,000港元須於一年至兩年間償還，約459,521,000港元須於兩年至五年間償還及約263,960,000港元於五年後償還。於二零零二年三月三十一日，現金、銀行結存及存款約達601,690,000港元。於二零零二年三月三十一日，本集團之流動比率為1.2，而長期負債與資本比率則為0.3。

張定球，60歲，自一九九三年起擔任獨立非執行董事。張先生為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生為環球飲食文化集團有限公司執行董事，金山實業（集團）有限公司及創科實業有限公司（該等公司之股份均在香港聯交所上市）非執行董事。彼亦為連達科技控股有限公司（其股份在香港聯交所上市）及成報傳媒集團有限公司（其股份在香港聯交所創業板上市）獨立非執行董事。

郭少強，66歲，自一九九三年起擔任獨立非執行董事。郭先生為執業律師、特許土木工程師及執業仲裁人。彼為註冊結構工程師已逾二十四年，更名列建築物條例下之政府認可人士（第二名冊）。郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

陳國強，47歲，本公司主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略性投資方面積逾二十二年國際企業管理經驗。彼於一九八七年加入本集團，專責集團之策略規劃。陳博士為德祥企業集團有限公司(「德祥企業」)、錦興集團有限公司(「錦興」)、中策集團有限公司(「中策」)(該等公司之股份均在香港聯合交易所有限公司(「香港聯交所」)上市)及China Enterprises Limited(其股份在紐約證券交易所上市)主席。誠如董事局報告書內「主要股東」一節所披露，德祥企業為本公司之主要股東。彼亦為辰達永安旅遊(控股)有限公司(其股份在香港聯交所上市)執行董事及Downer EDI Limited(「Downer」，其股份在澳洲證券交易所上市)非執行董事。

劉高原，51歲，本公司副主席。劉先生於建築業內積逾二十九年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生為Downer主席、德祥企業副主席、ITC Investment Holdings Limited(「ITC Investment」)、Hollyfield Group Limited(「Hollyfield」)及新世界數碼基地有限公司(其股份在香港聯交所上市)董事及中策之替任董事。誠如董事局報告書內「主要股東」一節所披露，ITC Investment 及 Hollyfield 為本公司之主要股東。

陳佛恩，48歲，本公司董事總經理。陳先生於本地建築業內積逾二十九年經驗，專注於地盤監督、工程策劃及施工進度監察工作。彼於一九八七年加入本集團，專責集團之全面業務管理。陳先生為中國置地集團有限公司(「中國置地」，其股份在香港聯交所上市)副主席、德祥企業執行董事、ITC Investment 及Hollyfield之董事。

周美華，47歲，本公司執行董事。周小姐於國際企業管理及財務方面積逾二十二年經驗。彼持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於一九九一年加入本集團，專責集團之全面企業發展、行政管理及整體財務運作。周小姐為德祥企業董事總經理及東方魅力集團有限公司(其股份在香港聯交所上市)、中策及中國置地執行董事。彼亦為ITC Investment、Hollyfield 及 Burcon NutraScience Corporation(其股份在TSX Venture Exchange上市)董事。

張漢傑，48歲，本公司執行董事。張先生在地產發展、物業投資及企業融資方面積逾二十四年經驗。彼畢業於倫敦大學，持有文學學士學位，並曾在香港多家具領導地位的物業發展公司擔任主要行政職務。張先生現為德祥企業執行董事，中國置地行政副主席，亦為錦興、亞細安資源控股有限公司、友聯建築材料國際集團有限公司、天網(國際集團)有限公司(該等公司之股份均在香港聯交所上市)、百江燃氣控股有限公司、創博數碼科技集團有限公司及霹靂啪喇控股有限公司(該等公司之股份均在香港聯合交易所有限公司創業板(「香港聯交所創業板」)上市)董事。

樂觀。鑑於Downer之業績穩定增長,董事局有信心認為Downer將繼續助本集團一臂之力,維持穩定收入及爭取投資回報。

展望將來,本集團會藉著進軍已覓得理想業務商機之不同地區市場(惟本集團主要專注於中國市場)及投資於盈利增長力強勁之項目,繼續實行多元化發展業務及分散投資之策略。在排除意外情況下,本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會代表董事局感謝年內股東之鼎力支持、管理層及全體員工之竭誠服務,以及客戶、顧問及業務夥伴之寶貴貢獻。

主席
陳國強博士

香港,二零零二年七月十八日

末期股息

董事局通過建議向二零零二年十月四日辦公時間結束時名列本公司股東名冊之股東派付截至二零零二年三月三十一日止年度末期股息每股1港仙(二零零一年：每股1港仙)。預期末期股息會以郵寄方式約於二零零二年十月三十一日派付予股東。

此外，董事局並擬以以股代息方式派付末期股息，惟股東可選擇收取現金以代替全部或部份有關股息。根據以股代息建議將予發行之股份之市值，將按本公司股份於截至二零零二年十月四日止連續三個交易日之平均收市價減該平均價之5%或股份面值(以較高者為準)計算。以股代息建議須待香港聯交所批准將予發行之新股份上市及買賣及在本公司應屆股東週年大會上通過有關批准末期股息之普通決議案後方可作實。一份載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

購買、出售或贖回本公司上市證券

於截至二零零二年三月三十一日止年度，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

鑒於全球經濟持續逆轉，預期本地經濟亦將會仍然呆滯。香港建築工程之總值於過去數年呈下降趨勢。情況導致競爭加劇及利潤受壓。縱使面對困境，本集團繼續落實削減成本及精簡措施以維持低成本之競爭力。本集團於過去一年之手頭工程增長29%可見一斑。配合其全面技術基礎、理想之往績及廣泛客戶基礎，本集團有信心可以在本地建築市場內成功爭取新工程。

國內乃本集團發展業務之目標市場。本集團早已在80年代開始在中國奠定業務基礎，現已制定多項結盟計劃，務求趁着中國加入世界貿易組織及主辦二零零八年奧林匹克世運會之際開拓業務。本集團亦將專注為國內之專才、人才及產品打開通向國際市場之道路。為支援此項擴展策略，本集團已訂立一項協議，購入北京一家國營一級建築公司之重大股份權益。該公司之業務範圍遍及全國，並擁有超過40年之優良往績。預計有關機構將於今年夏季發出批准進行該收購之批文。該項發展成熟及全面本地化之業務將有助本集團加快於中國大陸之增長計劃步伐。

在澳洲及南太平洋一帶，Downer接到之訂單有增無減，而由於全球大勢繼續趨向找尋外援提供工程服務，Downer之業務前景甚為



數碼港商業發展項目(C1合約)



大道村變電站



鯉魚門邨一期

流動資金及資本來源

本集團目前有多項信貸作為其所需之營運資金。年內，本集團獲889,000,000港元之新借銀行貸款。該等貸款按市場息率計息，還款期由一年至八年不等。有關款項已用作一般營運資金及提供可換股票據還款安排所需資金。於二零零二年三月三十一日，本集團借款共約1,296,000,000港元，其中468,000,000港元於一年內償還，另外828,000,000港元於一年後償還。於二零零二年三月三十一日之現金結餘為602,000,000港元。

於年終時，本集團全部借款均按浮動息率計息，並以港元為單位。按借款總額約1,296,000,000港元及本集團之股東資金2,995,000,000港元計算，本集團之資本負債比率由去年年終時之0.41增至0.43。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零二年三月三十一日，本集團共聘用約1,780名全職僱員。酬金包括薪金及按表現個別發放之年終獎金。年內概無任何購股權獲行使。

資產抵押

於二零零二年三月三十一日，本集團總值約1,554,000,000港元之若干物業及應收賬項，及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。



紐西蘭道路維修工程



Century Resources進行鑽探工程

或然負債

於本年度結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額607,000,000港元，另因聯營公司及共同控制機構所獲一般銀行信貸而向銀行及財務機構提供之擔保，涉及款額93,000,000港元。

已發行證券

於二零零二年三月三十一日，已發行股份共1,036,744,924股，另有可合共認購54,449,206股股份之尚未行使購股權。購股權之認購價維持不變，其中38,349,206股股份及16,100,000股股份之認購價分別為0.6048港元及0.5552港元。

於本年度內，透過以股代息發行總數44,256,532股股份，而本金額450,000,000港元之有抵押可換股可贖回票據已全部償還。此外，本公司按比例向股東授出紅利認股權證，比例為當時每持有五股股份可獲授一份認股權證，認股權證持有人可以現金方式按每股0.40港元之初步認購價，認購每股面值0.10港元之股份最多約82,000,000港元。此等認股權證可於二零零三年八月二十九日或之前隨時行使，惟並無認股權證於截至二零零二年三月三十一日前被行使。

主要聯營公司－DOWNER

截至二零零一年六月三十日止年度及截至二零零一年十二月三十一日止六個月，Downer分別錄得1,624,000,000澳元(6,729,000,000港元)及1,242,000,000澳元(5,146,000,000港元)之收入，以及除稅後溢利淨額46,000,000澳元(189,000,000港元)及20,000,000澳元(84,000,000港元)。於本年底結束時，本集團持有Downer之352,727,322股股份，約相等於其當時已發行普通股本36.86%，而按全面攤薄基準計算，則約相等於33.49%。

Downer乃一家著名工程及基建管理服務供應商，為澳洲、紐西蘭及亞洲之鐵路、公私營道路、電訊、電力以及礦務及資源行業提供服務。

Downer為澳洲證券交易所150家頂尖上市公司之一，擁有資產1,700,000,000澳元、僱員人數11,000人及全年營業額超過2,500,000,000澳元。

該公司之服務範疇由同樣擁有所專注核心業務之五個經營部門提供。此等專注核心業務包括於工程、設計及資產管理及維修保養之增值技巧，為客戶提供單一來源解決方案。

Downer之部門為：EDI Rail(鐵路部門)、Downer Engineering(工程部門)、Works Infrastructure(基建部門)、Roche Mining(礦務部門)及Century Resources(資源服務部門)。

主要投資－中策集團有限公司(「中策集團」)

本集團於中策集團(其為一個多元化投資控股及物業集團，其股份在香港聯合交易所有限公司(「香港聯交所」)上市)之17.45%股權繼續為本集團之長線策略性投資。預期本集團不僅會從有關投資獲得回報，尚會從中策集團在中國國內廣佈之網絡獲得助力。

根據中策集團於結算後完成之股份配售，本集團於中策集團之股份權益被攤薄至14.55%。


製造及維修保養澳洲之千禧火車


安裝及維修電訊發射塔


Mt. Piper發電廠之電力工程及維修保養


於Ulan煤礦進行採礦工程

部份主要合約如下：

	二零零二年三月三十一日持有工程合約價值百萬港元	二零零二年三月三十一日餘下工程價值百萬港元
中環長江集團中心	2,890	187
數碼港住宅發展工程(合約R1a及R1b)	2,558	2,558
數碼港商業發展工程(合約C1)	1,131	275
尖沙咀港景峰	951	395
紅磡海名軒	800	84
鯉魚門邨第一期	796	269
南丫發電廠擴建計劃之地盤平整工程	724	334
調景嶺地鐵站及隧道(地下鐵路合約602)*	709	23
將軍澳73A區第3期	490	402
香港喜來登酒店客房翻新工程	232	232
其他	3,318	1,296
總計	14,599	6,055

*70%合營企業



海名軒



添馬275千伏電力站

物業、酒店及餐飲業務

本年度結束時，物業組合總值(不包括自用物業)約共達1,289,000,000港元，相等於本集團總資產之21%。物業組合包括本集團位於觀塘之總部保華企業中心、位於銅鑼灣之珀麗酒店、位於灣仔之購物商場國泰新域及位於中國大陸之若干投資物業。

雖然年內投資物業之整體租金下調，幸而佔用率尚能維持在約91%之滿意水平。本期間結束時，國泰新域已租出52%。銷售物業情況理想，帶來28,000,000港元之經營溢利，而國泰新宇之少量待售住宅單位已於本年度結束後全部售出。即使經濟市道低迷，加上911災難，酒店及餐飲業務於年內受到嚴重影響及錄得虧損，但業務於二零零二年已逐步回升。



珀麗酒店之珀景廳

因澳元升值及本集團之Downer利益攤薄影響到本集團之Downer權益，滙兑儲備負額因此減少約101,000,000港元。計入已付股息11,000,0000港元及年內溢利71,000,000港元後，股東資金增加6%，上升至2,995,000,000港元，相等於每股2.9港元。

經營業務之現金流入淨額約6,000,000港元，而投資、融資及其他業務之現金流出淨額為73,000,000港元，導致本年度之現金淨額減少約67,000,000港元。每股經營現金流量為0.6港仙。於本年度結束時之手頭現金為602,000,000港元。

業務

合約工程及建築材料

年內，本集團取得之新工程合約總值約5,261,000,000港元，其中約3,305,000,000港元為樓宇建築工程合約，約853,000,000港元為土木工程合約，而約1,103,000,000港元則為專項工程合約。於本年度結束時，持有工程合約價值及尚餘之工程價值相較上一個財政年度結束時分別上升29%至約14,599,000,000港元及12%至約6,055,000,000港元。

於本年度結束後，本集團取得之其他新合約總值約為1,295,000,000港元，其中約1,241,000,000港元為樓宇建築工程合約及約54,000,000港元為專項工程合約。

在香港，工程合約進展大致順利。樓宇建築工程之營業額下跌20%，降至3,117,000,000港元，反映公營房屋工程大幅減少。土木工程及專項工程之營業額亦分別下跌8%及22%，降至1,329,000,000港元及587,000,000港元。即使市場競爭極為劇烈，但本集團致力採取多項成本控制措施，藉此改善利潤水平。樓宇建築及土木工程對經營溢利有正面貢獻。由於市場競爭劇烈，專項工程蒙受虧損。

由於公營房屋市場收縮，建築材料部門營業額下跌50%，因而導致虧損。

於二零零二年三月三十一日之持有合約


持有工程合約價值
14,599,000,000港元
餘下工程價值
6,055,000,000港元
79.9% 樓宇建築工程 77.4%
13.3% 土木工程 8.8%
6.8% 專項工程 13.8%


南丫發電廠擴建計劃之地盤平整工程


調景嶺地鐵站及隧道

本人欣然向股東提呈本集團截至二零零二年三月三十一日止年度之年報。

回顧

財務表現及狀況

於截至二零零二年三月三十一日止財政年度，本集團之綜合營業額降至約5,344,000,000港元，與去年比較，減幅為51%，主因是Downer之營業額不再綜合於本集團之賬目。倘不計入去年同期Downer之營業額，則本集團之營業額減幅將收窄至約15%，主因是建築業內樓宇建築工程減少。

本集團之經營溢利減少90%，降至約18,000,000港元，主因是Downer之經營溢利貢獻不再計入本集團，現時則反映為攤佔聯營公司業績。在同樣理由及借貸成本降低之情況下，融資成本大幅下降82%，降至38,000,000港元。投資收入淨額約為40,000,000港元，主要來自利息收入、撥回本集團物業權益之減值虧損並扣除證券買賣虧損淨額。攤佔聯營公司業績錄得溢利約104,000,000港元，主要來自Downer之業績貢獻。本年度溢利為71,000,000港元，每股基本盈利為7.1港仙。

務請股東留意，由於Downer於二零零一年二月中已不再是本集團之附屬公司，而Downer在澳洲證券交易所獨自及獨立上市，本集團年內之業績僅包括Downer已向公眾公佈之資料。因此，本年內本集團業績只包括Downer截至二零零一年十二月三十一日止九個月之業績。

此外，為能提供更貼切之基準以比較本集團在本年內及上一個財政年度之業績，編製以下備考比較表以供參考用途。備考收入報表內呈列之數據乃假設截至二零零一年三月三十一日止年度內，Downer已根據股權法入賬及以攤佔聯營公司業績之形式在賬目內反映。

相比本集團於上年度結束時之財政狀況，本集團之總資產並無重大變動，維持於6,193,000,000港元。流動資產淨值增加21%，上升至約468,000,000港元。流動資產維持在流動負債之1.2倍。於本年度結束時之資產負債（淨額）比率微增0.03倍至0.23倍。

備考收入報表

	二零零二年三月三十一日 千港元	二零零一年三月三十一日 千港元
營業額	**5,343,810**	6,272,345
銷售成本	**(5,174,038)**	(6,149,942)
毛利	**169,772**	122,403
其他收入	**23,829**	14,297
行政費用	**(175,413)**	(222,997)
其他經營費用	**–**	(1,933)
經營溢利（虧損）	**18,188**	(88,230)
融資成本	**(38,301)**	(95,405)
投資收入（開支）淨額	**39,584**	(44,562)
出售及攤薄附屬公司及聯營公司權益所致虧損	**(6,688)**	(289,190)
攤佔聯營公司業績	**103,901**	87,817
攤佔共同控制機構業績	**8,559**	293
除稅前溢利（虧損）	**125,243**	(429,277)
稅項	**(47,935)**	(41,348)
未計少數股東權益前溢利（虧損）	**77,308**	(470,625)
少數股東權益	**(6,605)**	16,185
年度溢利（虧損）	**70,703**	(454,440)

3. 本公司將由二零零二年十月二日星期三至二零零二年十月四日星期五(包括首尾兩日)暫停辦理股份過戶登記手續，以確定擬派之末期股息款額。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則須於二零零二年九月三十日星期一下午四時前將所有股份過戶文件，連同有關股票送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

4. 本公司將由二零零二年十月二日星期三至二零零二年十月四日星期五(包括首尾兩日)暫停辦理認股權證過戶登記手續。本公司之認股權證持有人如欲行使其認購權認購股份以獲得擬派之末期股息，須於二零零二年九月三十日星期一下午四時前，將有關之認股權證證書連同正式填妥及簽署之認購表格及所需之認購款項，送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

股東週年大會通告

茲通告保華德祥建築集團有限公司(「本公司」)訂於二零零二年八月二十七日星期二上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零二年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。

2. 宣派截至二零零二年三月三十一日止年度之末期股息。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 處理本公司任何其他普通事項。

承董事局命

秘書

梅靜紅

香港，二零零二年七月十八日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東有權委任一位代表代其出席大會及投票。受委代表毋須為本公司之股東。

2. 茲隨附上述大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。

董事局

陳國強 *(主席)*
劉高原 *(副主席)*
陳佛恩 *(董事總經理)*
周美華
張漢傑
張定球
郭少強

秘書

梅靜紅

律師

許拔史密夫律師行 *(香港)*
Conyers Dill & Pearman *(百慕達)*

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

南非聯合亞洲有限公司
中國銀行(香港)有限公司
法國巴黎銀行
加拿大怡東融資有限公司
中信嘉華銀行有限公司
港基國際銀行
香港上海滙豐銀行有限公司
永亨銀行有限公司

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話 : (852) 2831 8338
傳真 : (852) 2833 1030

股份過戶登記總處

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

網址

http://www.pyitc.com

股份代號

香港聯交所	498
路透社	0498.HK
彭博	498 HK
ADR Level 1 Programme	PYCHY

營業額按業務分析

	二零零二年 百萬港元	二零零一年 百萬港元	百分率 變動
樓宇建築	**3,172.7**	4,356.6	- 27%
土木工程	**1,671.4**	1,803.2	- 7%
專項工程	**586.9**	755.1	- 22%
建築材料	**29.3**	52.7	- 44%
工程及基建	**3,064.5**	3,998.4	- 23%
酒店及餐飲	**68.6**	5.0	+1272%
物業出租及出售	**216.4**	110.7	+ 95%
合共	**8,809.8**	11,081.7	- 21%

營業額按業務分析


樓宇建築
36.0%
土木工程
19.0%
專項工程
6.7%
建築材料
0.3%
工程及基建
34.8%
酒店及餐飲
0.8%
物業出租及出售
2.4%

未計利息及稅前盈利按業務分析

	二零零二年 百萬港元	二零零一年 百萬港元	百分率 變動
樓宇建築	**11.1**	218.1	- 95%
土木工程	**28.5**	(224.5)	+ 113%
專項工程	**(25.1)**	0.4	-6375%
建築材料	**(18.9)**	(16.5)	- 15%
工程及基建	**110.0**	185.2	- 41%
酒店及餐飲	**(13.6)**	(14.2)	+ 4%
物業出租及出售	**50.3**	57.9	- 13%
投資*	**(10.4)**	(156.7)	+ 93%
合共	**131.9**	49.7	+ 165%

* 不包括出售及攤薄附屬公司及聯營公司權益之虧損

營業額按地區分析

	二零零二年 百萬港元	二零零一年 百萬港元	百分率 變動
香港	**5,660.0**	6,511.6	- 13%
中國大陸	**85.3**	27.6	+ 209%
東南亞及大洋洲	**3,064.5**	4,542.5	- 33%
合共	**8,809.8**	11,081.7	- 21%

營業額按地區分析


香港
64.2%
中國大陸
1.0%
東南亞及大洋洲
34.8%

未計利息及稅前盈利按地區分析

	二零零二年 百萬港元	二零零一年 百萬港元	百分率 變動
香港	**27.7**	(143.1)	+ 119%
中國內陸	**(5.8)**	(19.2)	+ 70%
東南亞及大洋洲	**110.0**	212.0	- 48%
合共	**131.9**	49.7	+ 165%

營業額（十億港元）


98 99 00 01 02
11.5
12.1
11.4
11.1
8.8

總資產（十億港元）


98 99 00 01 02
12.2
12.1
10.9
6.2
6.2

資本負債比率


98 99 00 01 02
1.56
1.49
1.09
0.41
0.43

	二零零二年 百萬港元	二零零一年 百萬港元	百分率 變動
營業額			
本公司及附屬公司	**5,343.8**	10,803.3	- 51%
攤佔聯營公司及共同控制機構	**3,466.0**	278.4	+ 1145%
	8,809.8	11,081.7	- 21%
未計利息及稅前盈利(虧損)			
本公司及附屬公司	**19.4**	34.4	- 44%
出售及攤薄附屬公司及 聯營公司權益所致虧損	**(6.7)**	(289.2)	- 98%
攤佔聯營公司及共同控制機構	**112.5**	15.3	+ 635%
未計利息及稅前盈利(虧損)	**125.2**	(239.5)	+ 152%
利息收入	**38.3**	138.0	- 72%
融資成本	**(38.3)**	(211.6)	- 82%
稅前溢利(虧損)	**125.2**	(313.1)	+ 140%
稅項	**(47.9)**	(50.0)	- 4%
稅後溢利(虧損)	**77.3**	(363.1)	+ 121%
少數股東權益	**(6.6)**	(91.3)	- 93%
股東應佔溢利(虧損)	**70.7**	(454.4)	+ 116%

發行股份(百萬股)	**1,037**	992	+ 5%
每股資產淨值(港元)	**2.9**	2.9	0%
每股盈利(虧損)(港元)	**0.071**	(0.463)	+ 115%
每股股息(港元)	**0.02**	0.02	0%

總資產	**6,193.0**	6,176.9	0%
速動資產	**2,403.2**	2,340.8	+ 3%
流動資產淨值	**467.5**	386.8	+ 21%
股東資金	**2,995.0**	2,834.9	+ 6%

流動比率	**1.20**	1.15	+ 4%
速動比率	**1.04**	0.94	+ 11%
資本負債比率	**0.43**	0.41	+ 5%
長期負債／資本比率	**0.28**	0.28	0%



























目錄

保華德祥建築集團有限公司

(於百慕達註冊成立之有限公司)

2002 年度年報


出
EXIT
Rosedale